1-12792

AR/S

P.E.
12-31-02

SUMMIT
PROPERTIES INC

ANNUAL REPORT 2002

financial highlights

In thousands except per share and property portfolio data	**2002**	2001	2000	1999	1998
Total Revenue	**$ 177,124**	$ 193,967	$ 189,669	$ 176,854	$ 146,296
Total Expenses	**$ 144,575**	$ 149,869	$ 141,364	$ 134,521	$ 117,834
Net Income	**$ 91,688**	$ 56,537	$ 63,874	$ 45,745	$ 56,375
Funds from Operations[1]	**$ 60,526**	$ 70,167	$ 73,342	$ 70,707	$ 58,242
Weighted Average Common Shares Outstanding - Diluted	**27,556**	27,099	26,542	27,769	24,944
Weighted Average Common Shares and Units Outstanding - Diluted	**31,107**	31,106	30,897	32,206	29,150
PER SHARE:					
Net Income	**$ 3.33**	$ 2.09	$ 2.41	$ 1.65	$ 2.26
Funds from Operations[1]	**$ 1.95**	$ 2.26	$ 2.37	$ 2.20	$ 2.00
Dividends Declared	**$ 1.76**	$ 1.85	$ 1.75	$ 1.67	$ 1.63
PROPERTY PORTFOLIO:					
Number of Completed Apartment Homes at year end	**15,428**	16,739	17,273	16,765	16,183
Average Physical Occupancy	**93.4%**	92.9%	94.6%	93.9%	93.3%
Average Rent per Occupied Apartment Home	**$ 895**	$ 931	$ 886	$ 831	$ 763

[1] Please see pages 34 and 35 for a discussion of Funds from Operations.

Summit Properties Inc. is a real estate investment trust that focuses on the operation, development, and acquisition of luxury apartment communities. It has received numerous national awards including "Management Company of the Year" from the National Association of Home Builders and four "National Customer Service Awards for Excellence" from CEL & Associates. As of December 31, 2002, the Company wholly owned 51 communities comprised of 15,428 apartment homes with an additional 1,206 apartment homes under construction in four new communities. Summit Properties is traded on the New York Stock Exchange under the symbol SMT.

market highlights

As of December 31, 2002	Communities	Apartment Homes	% of Portfolio (Based on Revenues)	Average Age of Communities
WASHINGTON, D.C.	8	2,406	20.0%	7 years
ATLANTA, GA	11	3,275	19.4%	9 years
SOUTHEAST FLORIDA	5	1,715	14.7%	6 years
RALEIGH, NC	8	2,582	14.1%	4 years
CHARLOTTE, NC	9	1,901	12.0%	8 years
OTHER[1]	10	3,549	19.8%	4 years
TOTAL REIT	51	15,428	100.0%	6 years

[1] Please see page 57 for more details of other markets.

i want to live

in a place where I can follow my dreams.

with all the comforts and amenities I deserve.

down the street from my favorite coffee shop.



"Some people call me an Echo Boomer. I'm one of about 72 million children of the Baby Boom generation. We were raised in the age of the internet, extreme sports, and trends that change as fast as an MTV clip. But I am not a statistic to be catalogued or a marketing group to be courted. I am an individual, different from everyone else. Where I live – the city, the neighborhood, the apartment – needs to reflect my life and my world."

At Summit Properties, our apartment communities do more than provide shelter – they enhance the lifestyles of our residents. For over 30 years we have created a successful company by understanding and fulfilling the housing needs of our residents. We pay particular attention to young adults, those aged 20 to 29, which is the age group with the highest propensity to rent. In the next decade, this group will increase by more than five million, the largest increase since the 1970s.

We have been serving and studying this group for years and are intently focused on their wants and needs. We are well prepared to take advantage of the opportunity they represent, collectively and individually.

We are in cities that are popular with this group. And within those cities you will find our communities in the most desirable neighborhoods, close to offices and shopping, with entertainment and recreation opportunities nearby. Our communities also have updated amenities and services, from surround sound theatre rooms to high-speed internet connections.

And we are able to keep up with the ever-changing trends and lifestyles of young adults with our strategy of capital recycling, in which we sell our older communities and reinvest the proceeds in new, market-leading communities. At an average age of six years, Summit has the "youngest" portfolio of Class A apartments among major apartment REITs.

From our markets to our locations to our amenities and services, Summit has what today's – and tomorrow's – residents want.





In the next decade young adults, aged 20 to 29, will increase by more than five million, the largest increase since the 1970s. Summit has been serving and studying this group for years and is intently focused on their wants and needs.





i want to invest

in a business I understand.

in something I can see and feel.

in a company built around values I share.



  

Summit Properties combines the best of two investment worlds: the liquidity of the stock market and the security of real estate. An investment in Summit Properties is backed by "hard assets" - the buildings and grounds of its apartment communities.

"I've seen the tech bubble burst, the telecom sector tank, and entire companies disappear from my portfolio. The concept of a "new economy" sounded good at one time, but now I recognize the value of a company with tangible assets and a sound business plan."

In times of turmoil and uncertainty, many investors seek the comfort and security of investments that are easily understood, backed by hard assets, that provide substantial dividends as well as the possibility of equity growth. That is why many investors choose Summit Properties.

Summit Properties is a Real Estate Investment Trust that owns and manages Class A apartment communities located in attractive markets throughout the mid-Atlantic and southeast. We were founded in 1972 and went public in 1994. We are traded on the New York Stock Exchange under the symbol SMT.

Summit Properties combines the best of two investment worlds: the liquidity of the stock market and the security of real estate. An investment in Summit Properties is backed by "hard assets"– the buildings and grounds of its apartment communities. And these assets are managed by a team of experienced senior real estate professionals with an average of 23 years in the business.

And Summit's business model is easy to understand. We provide luxury apartment communities in desirable neighborhoods. As a fully integrated operator, developer, and acquirer, we are constantly involved in every facet of the apartment business. Our knowledge and experience are broad and deep, ensuring we are putting your investment in the right services, amenities, materials, neighborhoods and cities.

Our business is about providing the best possible housing choice in attractive neighborhoods. And we do it very well.

i want to work

where I have a career, not just a job.

where I never stop learning.

where my contributions are valued.



“Work is a big part of my life. I put a lot of myself into it – intellectually, emotionally, physically. At the end of the day, I want to know I made a difference for my company. And to know my company made a difference in the lives of its customers. I spend more time on my job than anything else, and I want that time to have meaning beyond a paycheck.”

At Summit, our Associates are a special group. A lot of companies make that claim, but we know it's true for many reasons. First, we have the right people. The cornerstone of our hiring is a program called Success By Selection. We put prospective Associates through an extensive interview process to ensure we are getting people who are the best possible fit for our "culture." We hire for attitude and train for skill.

Once on board, our Associates go through one of the most rigorous training programs in the industry, something we call ASK For Action (Attitude, Skills and Knowledge). When combined, these skills empower our Associates to satisfy customers and achieve career success within Summit.

And the training doesn't stop there. At Summit University, we teach Associates about all aspects of our operations, from corporate finance to lawn care, helping them understand the bigger picture beyond their every-day tasks. This knowledge is critical under our decentralized operational strategy that gives Associates broad responsibility and authority to carry out our mission.

And it is working. We have received numerous national awards including "Management Company of the Year" from the National Association of Home Builders and four "National Customer Service Awards for Excellence" from CEL & Associates. This success is no accident. It is a direct result of processes that maximize our Associates' ability to understand and serve our customers.

We also understand that our Associates want and need to be part of the larger communities in which they live and work. That's why each year we organize and sponsor Community Service Day, where we pay our Associates to spend a full day on a project that makes their community a better place. Recent Community Service Day projects have included building a neighborhood playground and working on a Habit for Humanity home.

Summit is a good place to live for our residents because Summit is a good place to work for our Associates.









Summit is a four-time winner of the top customer service award from CEL & Associates, the nation's largest surveyor of customer satisfaction in the real estate industry. This success is a direct result of processes that maximize our Associates' ability to understand and serve our customers.

to our shareholders

I have certainly seen my share of ups and downs during the 22 years I have worked in the apartment industry. And the down cycle we are currently enduring is among the most difficult I have experienced. However, I am pleased to report we ended the year in good shape by taking aggressive action early and seizing opportunities as they presented themselves.

We enter 2003 leaner, stronger, and with a tighter focus.

The big economic challenges for us during 2002 involved employment growth and interest rates. Employment growth, a critical driver for the apartment industry, was nonexistent. Meanwhile, interest rates were at historic lows, driving home ownership to record levels and encouraging new apartment development. The result was damaging: a decrease in potential renters coupled with no let up in the supply of new apartment communities.

This environment led us to take several painful, but necessary, steps to position our company for the short and long haul.

First, we cut costs. By year end, we reduced expenses in the management, development and construction areas by 17%. As difficult as this can be, it is critical that our overhead reflects today's lower property revenues and reduced development activity.

We also made the strategic decision to lower rents and drive occupancy. We believe higher occupancy, even at reduced rents, will maximize current cash flow and put us in a better position when the economy turns around. Our efforts are showing results. At year end we had an occupancy rate of 95 percent, exceptionally high for that time of year.

Last, and perhaps most painful, the Board decided in December to reduce the annual dividend from $1.90 to $1.35 per share. The Board took this action to bring the dividend in line with the expected cash flow generated by our communities. The new dividend represents an annual yield of approximately 7.6 percent, based on the December 31, 2002 closing stock price of $17.80.

But even in the midst of a difficult year, we were able to seize opportunities.

Demand among investors for Class A apartment communities in attractive markets was exceptionally strong. Our well-located, market-leading luxury apartment communities were exactly what these investors were looking for and we readily took advantage of that demand to improve our portfolio. During 2002 we sold over $220 million in assets and realized a gain on these sales of over $80 million.



"We ended the year in good shape by taking aggressive action early and seizing opportunities as they presented themselves."

These sales continue our capital recycling strategy, in which older communities are sold and the sales proceeds reinvested in newer, better designed, more durable communities. Since initiating this strategy in 1998, we have recycled over $650 million in communities, representing about half of our portfolio. As a result of our aggressive and consistent use of this strategy, our communities are an average of only six years old, which is the "youngest" portfolio among major apartment REITs.

We have also decided to take advantage of this strong sales market by announcing the exit of our Texas markets, where we lack the size and penetration to operate at maximum efficiency. We are now focused on five core markets: Atlanta, Charlotte, Raleigh, Southeast Florida, and Washington, D.C. We intend to particularly concentrate our efforts on adding to our holdings in Washington, D.C., and Southeast Florida, two markets we believe possess exceptional long-term fundamentals.

And through it all, we have maintained our commitment to customer service. No other publicly traded apartment REIT can match our four consecutive Customer Satisfaction Awards from CEL & Associates. We are clearly the recognized leader in providing customer satisfaction in the public apartment industry.

Looking forward, the apartment industry is on the verge of the biggest surge of potential customers in 30 years as the "Echo Boom" generation begins graduating from college. Over the next decade, the number of people aged 20 to 29 will increase by more than five million. And if history is any guide, about 70 percent of these people will choose to rent. We are aggressively courting this group by focusing on markets they find attractive, by investing in communities with the amenities and locales they demand, and by providing a level of customer service unmatched in our industry.

As I said at the beginning of this letter, real estate is a cyclical business and we have been stuck in the bottom of the current cycle for quite a while. However, we anticipated many of the challenges and moved quickly to meet them on our terms. We cut costs, consolidated markets for better focus, and improved our financial flexibility.

It is important to understand that the apartment industry is a long-term business. The actions we took in 2002, and will take during the current year, are aimed at not just enduring the current challenges, but also positioning ourselves for the future. Success comes to those who prepare for it. We have prepared well, and I am confident the correctness of our actions will be proven in time.

Sincerely,

Steven R. LeBlanc
PRESIDENT AND CHIEF EXECUTIVE OFFICER

financial review



selected financial data

The following table sets forth selected consolidated financial and other information on a consolidated historical basis as of and for each of the years in the five-year period ended December 31, 2002. This table should be read in conjunction with our consolidated financial statements and related notes which accompany this report, as well as the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this report (amounts in thousands except per share and property information).

				Year Ended December 31,	
	2002	2001	2000	1999	1998
OPERATING INFORMATION:					
Revenue					
Rental	**$ 143,791**	$ 154,167	$ 149,855	$ 142,002	$ 119,060
Interest and other	**13,130**	14,366	15,300	12,588	7,958
Total	**156,921**	168,533	165,155	154,590	127,018
Property operating and maintenance expense (before depreciation and amortization)	**55,660**	55,078	51,580	50,262	44,911
Interest expense	**33,315**	38,301	36,880	35,594	30,771
Depreciation and amortization	**37,130**	35,347	32,767	31,000	26,147
General and administrative expense	**6,032**	6,599	4,752	3,876	3,861
Loss (income) from equity investments	**357**	(277)	1,178	615	328
Total	**132,494**	135,048	127,157	121,347	106,018
Income from continuing operations before gain on sale of real estate assets, impairment loss, extraordinary items, minority interest of unitholders in Operating Partnership and dividends to preferred unitholders in Operating Partnership	**24,427**	33,485	37,998	33,243	21,000
Gain on sale of real estate assets	**13,831**	34,435	38,510	17,427	37,148
Gain on sale of real estate assets- joint ventures	**4,955**	271	—	—	—
Impairment loss on technology investments	**—**	(1,217)	—	—	—
Income from continuing operations before extraordinary items, minority interest of unitholders in Operating Partnership and dividends to preferred unitholders in Operating Partnership	**$ 43,213**	$ 66,974	$ 76,508	$ 50,670	$ 58,148
Net Income	**$ 91,688**	$ 56,537	$ 63,874	$ 45,745	$ 56,375
Income from continuing operations per share — basic	**$ 0.99**	$ 1.77	$ 2.09	$ 1.37	$ 1.97
Income from continuing operations per share — diluted	**$ 0.99**	$ 1.75	$ 2.07	$ 1.37	$ 1.97
Income from discontinued operations per share — basic	**$ 2.36**	$ 0.34	$ 0.34	$ 0.28	$ 0.26
Income from discontinued operations per share — diluted	**$ 2.34**	$ 0.33	$ 0.33	$ 0.28	$ 0.26
Net income per share — basic	**$ 3.35**	$ 2.11	$ 2.42	$ 1.65	$ 2.26
Net income per share — diluted	**$ 3.33**	$ 2.09	$ 2.41	$ 1.65	$ 2.26
Dividends per share	**$ 1.76**	$ 1.85	$ 1.75	$ 1.67	$ 1.63
Weighted average shares outstanding — basic	**27,385**	26,789	26,341	27,698	24,935
Weighted average shares outstanding — diluted	**27,556**	27,099	26,542	27,769	24,944
Weighted average shares and units outstanding — basic	**30,937**	30,796	30,697	32,135	29,141
Weighted average shares and units outstanding — diluted	**31,107**	31,106	30,897	32,206	29,150
BALANCE SHEET INFORMATION:					
Real estate, before accumulated depreciation	**$1,405,189**	$1,410,339	$1,428,059	$1,284,818	$1,206,536
Total assets	**1,337,016**	1,297,442	1,340,636	1,217,858	1,198,664
Total long-term debt	**702,456**	719,345	764,384	650,077	726,103
Stockholders' equity	**396,878**	349,600	338,677	327,335	358,925

selected financial data

	Year Ended December 31, 2002	2001	2000	1999	1998
OTHER INFORMATION:					
Cash flow provided by (used in):					
Operating activities	**$ 58,301**	$ 66,546	$ 70,968	$ 59,021	$ 63,808
Investing activities	**(5,590)**	6,177	(118,197)	(39,751)	(219,170)
Financing activities	**(52,172)**	(74,057)	46,247	(17,977)	154,636
Funds from Operations[1]	**$ 60,526**	$ 70,167	$ 73,342	$ 70,707	$ 58,242
Total completed communities (at end of period)[2]	**51**	54	59	65	66
Total apartment homes developed[3]	**866**	1,157	1,696	1,650	973
Total apartment homes acquired	**222**	—	490	—	3,557
Total apartment homes (at end of period)[2]	**15,428**	16,739	17,273	16,765	16,631
Ratio of earnings to fixed charges[4]	**2.58**	1.83	1.99	1.85	2.52

(1) We consider funds from operations ("FFO") to be an appropriate measure of performance of an equity REIT. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO, as defined by NAREIT, represents net income (loss) excluding extraordinary items and gains or losses from sales of property, plus depreciation of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures, all determined on a consistent basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Our methodology for calculating FFO may differ from the methodology for calculating FFO utilized by other real estate companies, and accordingly, may not be comparable to other real estate companies.

We believe that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of our ability to incur and service debt and to make capital expenditures. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make dividend or distribution payments. FFO is calculated as follows (dollars in thousands):

	Year Ended December 31, 2002	2001	2000	1999	1998
Income before gain on sale of real estate assets, minority interest of common unitholders in Operating Partnership and extraordinary items	**$20,126**	$30,190	$35,676	$35,635	$29,327
Real estate depreciation	***40,400***	*39,977*	*37,666*	*35,072*	*28,915*
Funds from operations	**$60,526**	$70,167	$73,342	$70,707	$58,242

(2) Represents the total number of completed communities and apartment homes in those completed communities owned at the end of the period (excludes joint venture communities).

(3) Represents the total number of apartment homes in communities completed during the period and owned at the end of the period (excludes joint venture communities).

(4) The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations (including gains on sale of real estate) plus fixed charges (excluding capitalized interest). Fixed charges consist of interest expense (whether expensed or capitalized), dividends to preferred unitholders in the Operating Partnership, the estimated interest component of rent expense and the amortization of debt issuance costs. To date, we have not issued any preferred stock; therefore, the ratios of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratios of earnings to fixed charges presented.

management's discussion and analysis

Unless the context otherwise requires, all references to "we," "our" or "us" in this report refer collectively to Summit Properties Inc., a Maryland corporation ("Summit"), and its subsidiaries, including Summit Properties Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"), considered as a single enterprise. Summit is the sole general partner of the Operating Partnership.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify forward-looking statements by the use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume" and other similar expressions which predict or indicate future events and trends and which do not relate to historical matters. In addition, information concerning the following are forward-looking statements:

- the future operating performance of stabilized communities;
- expected national and regional economic and real estate market conditions, including the market for sales of real estate assets;
- the proposed development, acquisition or disposition of communities, including our strategy to exit our Texas markets and to increase our presence in Washington, D.C. and Southeast Florida;
- anticipated construction commencement, completion, lease-up and stabilization dates; and
- estimated development costs.

You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

- economic conditions generally, and the real estate market specifically, including changes in occupancy rates, market rents and rental rate concessions, the continuing deceleration of economic conditions in our markets, and the failure of national and local economic conditions to rebound in a timely manner;
- changes in job growth, household formation and population growth in our markets;
- uncertainties associated with our development activities, including the failure to obtain zoning and other approvals, actual development costs exceeding our budgets, and construction material defects;
- the failure of acquisition and development communities to yield expected results;
- the failure to sell communities marketed for sale, including our Texas communities, or to sell these communities in a timely manner or on favorable terms;
- the failure to locate favorable opportunities for investment in our core markets;
- construction delays due to the unavailability of materials, weather conditions or other delays;
- potential environmental liabilities and related property damages, costs of investigation and remediation and liability to third parties;
- competition, which could limit our ability to secure attractive investment opportunities, lease apartment homes or increase or maintain rents;
- supply of and demand for apartment communities in our current market areas, especially our core markets;
- availability and cost of financing and access to cost-effective capital;
- the inability to refinance existing indebtedness or to refinance existing indebtedness on favorable terms;
- changes in interest rates;
- legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts ("REITs");
- changes in accounting principles generally accepted in the United States of America ("GAAP"), or policies and guidelines applicable to REITs; and
- those factors discussed below and in the sections entitled "Results of Operations for the Years Ended December 31, 2002, 2001 and 2000" beginning on page 19 of this report, "Operating Performance of our Fully Stabilized Communities" beginning on page 21 of this report, "Operating Performance of our Communities in Lease Up" beginning on page 23 of this report, "Factors Affecting the Performance of Our Development Communities" beginning on page 33 of this report and "Commitments and Contingencies" beginning on page 33 of this report.

Our common unitholders could suffer adverse tax consequences upon the sale of certain of our communities. We may sometimes make strategic decisions that are advantageous transactions for Summit, but may not be in the best interests of our common unitholders, including certain directors.

You should consider these risks and uncertainties in evaluating forward-looking statements and you should not place undue reliance on forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this report. We do not undertake to update these forward-looking statements. You should read the following discussion in conjunction with our consolidated financial statements and related notes which accompany this report.

Summit is a real estate operating company that has elected REIT status and focuses on the operation, development and acquisition of "Class A" luxury apartment communities located throughout

management's discussion and analysis

the Southeast and Mid-Atlantic United States, as well as in Texas. We focus our efforts in five core markets, with particular emphasis on Washington, D.C., Southeast Florida and Atlanta, Georgia. Our other core markets are Raleigh-Durham and Charlotte, North Carolina. While we currently operate in Texas as well, we intend to exit our Texas markets and use the sales proceeds from those communities to increase our presence in the Washington, D.C. and Southeast Florida markets. Because we focus on certain core markets, changes in local economic and market conditions in these markets may significantly affect our current operations and future prospects.

CRITICAL ACCOUNTING POLICIES

We prepare our financial statements in accordance with GAAP. A summary of our significant accounting policies is disclosed in Note 3 to our consolidated financial statements, which are included in this annual report. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. As an owner, operator, developer and acquirer of apartment communities, our critical accounting policies are related to rental revenue recognition, cost capitalization and asset impairment evaluation.

We lease our residential properties under operating leases with terms of generally one year or less. Rental revenue is recognized on the accrual method of accounting as earned, which is not materially different from revenue recognition on a straight-line basis. We lease our office and retail space under operating leases with terms ranging from two to ten years. Rental revenue for office and retail space is recognized on a straight-line basis over the lives of the respective leases. It is our policy to reduce rental revenue by the amount of rent receivable from those residents whose payments are more than 30 days past due following move-out. We have recorded an allowance for uncollectible rent in the accompanying balance sheets for such items.

Expenditures directly related to the acquisition, development and improvement of real estate assets are capitalized at cost as land, buildings and improvements or furniture, fixtures and equipment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects." Improvements are categorized as either non-recurring or recurring capitalized expenditures. Non-recurring capitalized expenditures primarily consist of the cost of improvements such as new garages, water submeters, gated security access and improvements made in conjunction with renovations of apartment homes. Excluding rehabilitations, recurring capitalized expenditures consist primarily of floor coverings, furniture, appliances and equipment, and exterior paint and carpentry. Repairs and maintenance, such as landscaping maintenance, interior painting and cleaning and supplies used in such activities, are expensed as incurred and we do not accrue for such costs in advance.

We capitalize interest, the cost of our development efforts directly related to apartment construction, and certain operational costs for communities under construction and in lease-up. Interest costs are capitalized in accordance with SFAS No. 34, "Capitalization of Interest Cost," based on the ratio of those units available for rental to the total number of units in the community and depreciated over the lives of the constructed assets. We capitalize the cost of our development department efforts to projects currently under construction, currently at a rate of 3.0% of such construction assets. Such costs are then depreciated over the lives of the constructed assets upon their completion. We treat each unit in an apartment community separately for capitalization and expense recognition purposes, resulting in a proration of interest and operational costs in a development community between costs that are capitalized or expensed. As units become available for their intended use, we cease capitalization of interest and operational costs on those units based on the ratio of those units available for rental to the total number of units in the community.

We record our real estate assets at cost less accumulated depreciation and, if there are indications that impairment exists, adjust the carrying value of those assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Assets to be disposed of are recorded at the lower of carrying amount or fair value less cost to sell.

In accordance with SFAS No. 144, we present operating results of communities we consider held for sale, as well as those sold, in discontinued operations in our consolidated statements of earnings prospectively from the date of adoption, which was January 1, 2002. Although the adoption of SFAS No. 144 did not have a material impact on our financial position or results of operations for the year ended December 31, 2002, it did have a significant effect on the comparability of amounts presented from year to year on the consolidated statements of earnings.

HISTORICAL RESULTS OF OPERATIONS

Our income from continuing operations is generated primarily from operations of our apartment communities. The changes in operating results from period to period reflect changes in existing community performance and changes in the number of apartment homes due to development, acquisition or disposition of communities. Where appropriate, comparisons are made on a "fully stabilized communities," "acquisition communities," "stabilized development communities," "communities in lease-up" and "disposition communities" basis in order to adjust for changes in the number of apartment homes.

A community that we have acquired is deemed "fully stabilized" when we have owned it for one year or more as of the beginning of the current year. A community that we have developed is

management's discussion and analysis

deemed "fully stabilized" when stabilized for at least one year as of the beginning of the current year. A community is deemed to be a "stabilized development" community when stabilized as of the beginning of the current year but not the entire prior year. We consider a community to be "stabilized" when it has attained a physical occupancy level of at least 93%. A community in "lease-up" is defined as one that has commenced rental operations but was not stabilized as of the beginning of the current year. A community's average physical occupancy is defined as the number of apartment homes occupied divided by the total number of apartment homes contained in the community, expressed as a percentage. Average physical occupancy has been calculated using the average of the occupancy that existed on Sunday during each week of the period. Average monthly rental revenue presented represents the average monthly net rental revenue per occupied apartment home. Our methodology for calculating average physical occupancy and average monthly rental revenue may differ from the methodology used by other apartment companies and, accordingly, may not be comparable to other apartment companies.

Results of Operations for the Years Ended December 31, 2002, 2001 and 2000

We have experienced weakening apartment fundamentals due to the downturn in the national economy as well as declining economic conditions in our core markets. Local demand for apartment homes has declined due to lower job growth and/or job losses, primary drivers of apartment demand, which has led to lower rental rates and higher concessions in order to achieve increased occupancy rates. Additionally, the favorable interest rate environment has produced record homes sales which, when combined with the slowing economy, has depleted the number of prospective residents. The favorable interest rate environment has also provided the opportunity for developers to continue to add to the supply of apartments in our core markets. Although the current economic environment is unpredictable, we expect these trends to continue in 2003.

Income from continuing operations before gain on sale of real estate assets, impairment loss on investments in technology companies, minority interest of common unitholders in the Operating Partnership, dividends to preferred unitholders in the Operating Partnership and extraordinary items decreased to $24.4 million in 2002 from $33.5 million in 2001. The primary factors causing this decrease are a $12.3 million decrease in net operating income from continuing operations and an increase in depreciation expense of $1.9 million due to the initiation and increase of depreciation on recently developed communities, as well as depreciation on the community acquired during the second half of 2002, offset by the absence of a full year of depreciation on communities sold during 2002 and 2001, all offset by a decrease in interest expense of $5.0 million as a result of decreased average indebtedness outstanding and a decreased average effective interest rate. This same measure decreased to $33.5 million in 2001 from $38.0 million in 2000 primarily due to a $2.2 million increase in depreciation expense, a $2.2 million increase in general and administrative costs primarily as a result of $1.8 million of non-recurring charges related to an increase in costs for abandoned pursuit projects and severance costs associated with senior staff reductions and a $1.4 million increase in interest expense as a result of increased average indebtedness outstanding, all offset by increased property operating income of $1.3 million.

OPERATING PERFORMANCE OF OUR PORTFOLIO OF COMMUNITIES

We evaluate community performance based on growth of property operating income, which is defined as rental and other property revenues less property operating and maintenance expense. We believe that property operating income is a meaningful measure for an investor's analysis of community performance as it represents the most consistent, comparable operating performance among our communities. Depreciation is a fixed cost not controllable by our property management staff and not all communities are encumbered by financing instruments. Therefore, all property operating and maintenance expense amounts in this Management's Discussion and Analysis section are presented before depreciation, interest and amortization. Property operating income does not include any allocation of corporate overhead. You should not consider property operating income as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or as an alternative to cash flows from operating activities (determined in accordance with GAAP), as a measure of our liquidity. Our calculation of property operating income may differ from the methodology and definition used by other apartment companies, and accordingly, may not be comparable to similarly entitled measures used by other apartment companies.

A summary of our apartment homes (excluding joint ventures) for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Apartment homes at the beginning of the year	**16,739**	18,928	17,673
Acquisitions	**222**	—	490
Developments which were completed during the year	**866**	—	2,441
Sale of apartment homes	**(2,399)**	(2,189)	(1,676)
Apartment homes at the end of the year	**15,428**	16,739	18,928

management's discussion and analysis

The operating performance of our communities (excluding joint ventures) is summarized below (dollars in thousands):

	Year Ended December 31,			Year Ended December 31,		
	2002	2001	% Change	2001	2000	% Change
Property revenue:						
Fully stabilized communities	**$127,201**	$133,824	-4.9%	$104,697	$103,424	1.2%
Acquisition communities	**1,111**	—	100.0%	5,112	2,194	133.0%
Stabilized development communities	**10,672**	10,349	3.1%	53,905	48,581	11.0%
Communities in lease-up	**16,679**	8,271	101.7%	14,562	4,797	203.6%
Disposition communities	**18,511**	38,726	-52.2%	12,894	26,438	-51.2%
Total property revenue	**174,174**	191,170	-8.9%	191,170	185,434	3.1%
Property operating and maintenance expense:						
Fully stabilized communities	**45,623**	44,423	2.7%	35,254	33,710	4.6%
Acquisition communities	**521**	—	100.0%	1,773	687	158.1%
Stabilized development communities	**3,638**	3,273	11.2%	16,748	14,018	19.5%
Communities in lease-up	**6,530**	2,882	126.6%	5,138	1,612	218.7%
Disposition communities	**6,350**	12,875	-50.7%	4,540	9,060	-49.9%
Total property operating and maintenance expense	**62,662**	63,453	-1.2%	63,453	59,087	7.4%
Property operating income:						
Fully stabilized communities	**81,578**	89,401	-8.8%	69,443	69,714	-0.4%
Acquisition communities	**590**	—	100.0%	3,339	1,507	121.6%
Stabilized development communities	**7,034**	7,076	-0.6%	37,157	34,563	7.5%
Communities in lease-up	**10,149**	5,389	88.3%	9,424	3,185	195.9%
Disposition communities	**12,161**	25,851	-53.0%	8,354	17,378	-51.9%
Property operating income	**$111,512**	$127,717	-12.7%	$127,717	$126,347	1.1%
Interest and other income	**3,049**	3,156	-3.4%	3,156	4,210	-25.0%
Depreciation expense	**(39,740)**	(39,080)	1.7%	(39,080)	(36,602)	6.8%
Interest and amortization expense	**(35,785)**	(41,285)	-13.3%	(41,285)	(39,722)	3.9%
General and administrative expense	**(6,133)**	(6,958)	-11.9%	(6,958)	(4,752)	46.4%
(Loss) income on equity investments	**(357)**	277	-228.9%	277	(1,178)	123.5%
Gain on sale of real estate assets	**83,693**	34,706	141.1%	34,706	38,510	-9.9%
Impairment loss on technology investments	**—**	(1,217)	-100.0%	(1,217)	—	100.0%
Minority interest of common unitholders in Operating Partnership	**(11,856)**	(8,359)	41.8%	(8,359)	(10,519)	-20.5%
Dividends to preferred unitholders in Operating Partnership	**(12,420)**	(12,420)	11.0%	(12,420)	(12,420)	0.0%
Extraordinary items, net of minority interest	**(275)**	—	100.0%	—	—	0.0%
Net income	**$ 91,688**	$ 56,537	62.2%	$ 56,537	$ 63,874	-11.5%

management's discussion and analysis

OPERATING PERFORMANCE OF OUR FULLY STABILIZED COMMUNITIES

The operating performance of our fully stabilized communities is summarized below (dollars in thousands, except average monthly rental revenue):

	Year Ended December 31,			Year Ended December 31,		
	2002	2001	% Change	2001	2000	% Change
Property revenue:						
Rental	**$118,546**	$124,670	-4.9%	$ 97,607	$ 96,583	1.1%
Other	**8,655**	9,154	-5.5%	7,090	6,841	3.6%
Total property revenue	**127,201**	133,824	-4.9%	104,697	103,424	1.2%
Property operating and maintenance expense:						
Personnel	**9,679**	9,024	7.3%	6,786	6,193	9.6%
Advertising and promotion	**1,815**	1,474	23.1%	1,141	1,376	-17.1%
Utilities	**5,860**	6,145	-4.6%	4,740	4,481	5.8%
Building repairs and maintenance	**6,190**	6,259	-1.1%	5,014	4,855	3.3%
Real estate taxes and insurance	**16,543**	15,600	6.0%	12,820	12,192	5.2%
Property supervision	**3,575**	3,767	-5.1%	2,940	2,895	1.6%
Other operating expense	**1,961**	2,154	-9.0%	1,813	1,718	5.5%
Total property operating and maintenance expense	**45,623**	44,423	2.7%	35,254	33,710	4.6%
Property operating income	**$ 81,578**	$ 89,401	-8.8%	$ 69,443	$ 69,714	-0.4%
Average physical occupancy	**93.4%**	92.9%	0.5%	92.9%	94.5%	-1.7%
Average monthly rental revenue	**$ 895**	$ 946	-5.4%	$ 931	$ 909	2.4%
Number of apartment homes	**12,060**	12,060		9,615	9,615	
Number of apartment communities	**40**	40		37	37	

Rental and other revenue decreased from 2001 to 2002 due to weakening fundamentals in our markets primarily driven by a decline in job growth and/or an increase in job losses, residents leaving our communities to purchase homes in the low interest rate environment, and the new supply of apartment homes added to our core markets by builders taking advantage of low interest rates. Concessions at our fully stabilized communities increased by $9.4 million, or 81.7%, in 2002 when compared to 2001. The current level of concessions offered to residents in our markets ranges from one to three months of free rent and we expect significant concessions to continue in our core markets in 2003 as we try to maintain elevated occupancy levels.

Property operating and maintenance expense increased by 2.7% from 2001 to 2002 primarily due to an increase in advertising costs, personnel costs and real estate taxes and insurance costs. The increase in advertising costs is primarily due to a 158% increase in fees paid to locator companies for assistance in referring residents to our communities. Personnel costs increased from 2001 to 2002 primarily due to an 11.7% increase in group insurance costs. Real estate taxes and insurance costs increased primarily due to an increase in property liability insurance costs of 64.8%. As a percentage of total property revenue, total property operating and maintenance expenses for our fully stabilized communities increased to 35.9% in 2002 from 33.2% in 2001. We expect that property operating income for our fully stabilized communities will continue to decline in 2003 based on what we believe to be reasonable assumptions as to future economic conditions and the quantity of competitive supply expected in our markets. However, there can be no assurance that actual results will not differ from this assumption, especially due to the unpredictable nature of the current economy.

Rental and other revenue increased by 1.2% from 2000 to 2001 primarily due to higher average rental rates and increased revenue from sources other than rental income, such as water sub-meter income, trash fees and redecorating fees.

Property operating and maintenance expense increased by 4.6% from 2000 to 2001 primarily due to increased personnel costs, utility costs and real estate taxes and insurance, all offset by a decrease in advertising costs. Personnel costs increased from 2000 to 2001 primarily due to a one-time policy change which decreased discounts offered to employees who rent apartment homes at our communities resulting in commensurate increases in those employees' salaries. Utility costs increased from 2000 to 2001 primarily as a result of rising gas prices, as well as an increase in vacant utility costs driven by lower occupancy. Real estate tax costs increased as a result of higher assessments for our communities in 2001 over 2000, primarily in Texas. The decrease in advertising costs from 2000 to 2001 is primarily the result of a reduction in media advertising and locator fees. As a

management's discussion and analysis

percentage of total property revenues, property operating and maintenance expense increased to 33.7% in 2001 from 32.6% in 2000.

OPERATING PERFORMANCE OF OUR ACQUISITION COMMUNITIES

On July 1, 2002, we acquired a stabilized, luxury apartment community in the Galleria sub-market of Dallas, Texas for cash in the amount of $17.7 million. The community, now known as Summit San Raphael, has 222 apartment homes and was constructed in 1999. Acquisition communities for the December 31, 2001 to 2000 comparison consist of Summit Sweetwater and Summit Shiloh (representing a total of 490 apartment homes), both located in Atlanta, Georgia, in each of which we acquired our joint venture partner's 51% interest on August 1, 2000. There were no community acquisitions during 2001. The operating performance of our acquisition communities is summarized below (dollars in thousands except average monthly rental revenue):

	Year Ended December 31,		Year Ended December 31,	
	2002	2001	2001	2000
Property revenue:				
Rental	**$ 1,062**	$ —	$ 4,726	$ 2,016
Other	**49**	—	386	178
Total property revenue	**1,111**	—	5,112	2,194
Property operating and maintenance expense	**521**	—	1,773	687
Property operating income	**$ 590**	$ —	$ 3,339	$ 1,507
Average physical occupancy	**93.2%**	—	92.8%	92.8%
Average monthly rental revenue	**$ 890**	—	$ 888	$ 914
Number of apartment homes	**222**	—	490	490

OPERATING PERFORMANCE OF OUR STABILIZED DEVELOPMENT COMMUNITIES

The comparison of the years ended December 31, 2002 and 2001 represents two communities with a total of 857 apartment homes (Summit Russett and Summit Lenox) which were stabilized during the entire year ended December 31, 2002, but were stabilized subsequent to January 1, 2001. Summit Lenox is an existing community with 431 apartment homes that underwent major renovations during 2000 and 2001. Its operating results are included in results of stabilized development communities as it reached stabilization after renovation subsequent to January 1, 2001.

The comparison of the years ended December 31, 2001 and 2000 represents 15 communities with a total of 4,668 apartment homes (Summit Ballantyne, Summit Largo, Summit Sedgebrook, Summit Governor's Village, Summit Lake, Summit Westwood, Summit New Albany, Summit Fair Lakes, Summit Hunter's Creek, Summit Russett I, Summit Doral, Summit Ashburn Farm, Summit Deer Creek, Summit Reunion Park I and Summit Fairview).

The operating performance of our stabilized development communities is summarized below (dollars in thousands except average monthly rental revenue):

	Year Ended December 31,		Year Ended December 31,	
	2002	2001	2001	2000
Property revenue:				
Rental	**$ 9,950**	$ 9,487	$50,130	$45,079
Other	**722**	862	3,775	3,502
Total property revenue	**10,672**	10,349	53,905	48,581
Property operating and maintenance expense	**3,638**	3,273	16,748	14,018
Property operating income	**$ 7,034**	$ 7,076	$37,157	$34,563
Average physical occupancy	**93.5%**	88.3%	93.9%	88.1%
Average monthly rental revenue	**$ 1,062**	$ 1,078	$ 966	$ 897
Number of apartment homes	**857**	857	4,668	4,668

management's discussion and analysis

OPERATING PERFORMANCE OF OUR COMMUNITIES IN LEASE-UP

We had eight communities in lease-up during the year ended December 31, 2002. The following is a summary of the communities in lease-up during 2002 (dollars in thousands):

Community	Number of Apartment Homes	Total Actual Cost	Actual Construction Completion	Actual/ Anticipated Stabilization	Average Physical Occupancy 2002	% Leased as of December 31, 2002
Summit Brookwood — Atlanta, GA	359	$ 44,524	Q4 2002	Q3 2003	22.9%	61.0%
Summit Crest — Raleigh, NC	438	32,609	Q3 2001	Q3 2002	84.3%	94.5%
Summit Grand Parc — Washington, D.C.[1]	105	43,508	Q4 2002	Q3 2003	0.0%	1.9%
Summit Grandview — Charlotte, NC[2]	266	51,261	Q4 2000	Q4 2001	90.6%	91.7%
Summit Overlook — Raleigh, NC	320	28,697	Q4 2001	Q3 2002	84.2%	99.4%
Summit Peachtree City — Atlanta, GA	399	33,231	Q3 2001	Q4 2002	70.1%	77.7%
Summit Shiloh II — Atlanta, GA	50	4,015	Q1 2002	Q2 2002	76.3%	100.0%
Summit Valleybrook — Philadelphia, PA	352	37,574	Q4 2002	Q3 2003	31.1%	58.8%
	2,289	$275,419				

(1) Summit Grand Parc was completed during the fourth quarter of 2002. Stabilization, occupancy and percent leased information in the table above represents data for the apartment homes only. The 13,790 square feet of commercial space at Summit Grand Parc was 71.0% occupied and leased as of December 31, 2002.
(2) The apartment homes at Summit Grandview stabilized during the fourth quarter of 2001. Stabilization, occupancy and percent leased information in the table above represents data for the apartment homes only. The 75,203 square feet of commercial space at Summit Grandview was 74.7% occupied and leased as of December 31, 2002.

The actual stabilization dates for our communities in lease-up may be later than anticipated. The rental rates that we charge also may be less than expected, and we may need to offer rent concessions to the residents.

We had six communities with 1,966 apartment homes in lease-up during the year ended December 31, 2001 (Summit Crest, Summit Grandview, Summit Lenox, Summit Overlook, Summit Peachtree City and Summit Russett II).

The operating performance of our lease-up communities is summarized below (dollars in thousands):

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2001	Year Ended December 31, 2000
Property revenue:				
Rental	**$15,765**	$7,752	$13,469	$4,459
Other	**914**	519	1,093	338
Total property revenue	**16,679**	8,271	14,562	4,797
Property operating and maintenance expense	**6,530**	2,882	5,138	1,612
Property operating income	**$10,149**	$5,389	$ 9,424	$3,185
Number of apartment homes	**2,289**	2,289	1,966	1,966

OPERATING PERFORMANCE OF OUR DISPOSITION COMMUNITIES

The 2002 disposition communities consist of the former Summit Breckenridge, Summit New Albany, Summit Pike Creek, Summit Stonefield, Summit Meadow, Summit Mayfaire, Summit Sand Lake and Summit Windsor (an aggregate of 2,399 apartment homes), all of which were sold during the year ended December 31, 2002. The disposition of three of these eight communities completed our exit of the Richmond, Virginia, Columbus, Ohio and Newark, Delaware markets.

During the year ended December 31, 2002, a joint venture in which we held a 50% ownership interest sold an apartment community formerly known as The Heights at Cheshire Bridge (318 apartment homes) located in Atlanta, Georgia.

The 2001 disposition communities consist of the former Summit Palm Lake, Summit Arbors, Summit Radbourne, Summit Lofts, Summit Stony Point, Summit Gateway, Summit Deerfield, Summit Waterford and Summit Walk (an aggregate of 2,189 apartment homes), all of which were sold during the year ended December 31, 2001. The 2000 disposition communities consist of the former Summit Creekside, Summit Eastchester, Summit Sherwood, Summit River Crossing, Summit Blue Ash, Summit Park and Summit Village (an aggregate of 1,676 apartment homes), all of which were sold during the year ended December 31, 2000.

management's discussion and analysis

The operating performance of the disposition communities (excluding The Heights at Cheshire Bridge) is summarized below (dollars in thousands):

	Year Ended December 31,		Year Ended December 31,	
	2002	2001	2001	2000
Property revenue:				
Rental	**$17,212**	$35,928	$11,905	$24,503
Other	**1,299**	2,798	989	1,935
Total property revenue	**18,511**	38,726	12,894	26,438
Property operating and maintenance expense	**6,350**	12,875	4,540	9,060
Property operating income	**$12,161**	$25,851	$ 8,354	$17,378
Number of apartment homes	**2,399**	4,588	2,189	3,865

On March 5, 2003, we sold Summit Fairways, located in Orlando, Florida, for $18.8 million as part of our strategy to exit our non-core markets. We expect to record a gain on disposition of Summit Fairways.

OPERATING PERFORMANCE OF SUMMIT MANAGEMENT COMPANY

The Operating Partnership owns 1% of the voting stock and 99% of the non-voting stock of Summit Management Company (the "Management Company"). The remaining 99% of voting stock and 1% of non-voting stock are held by one of the Co-Chairmen of our Board of Directors. As a result of this stock ownership, the Operating Partnership has a 99% economic interest and the Co-Chairman has a 1% economic interest in the Management Company. Because of our ability to exercise significant influence, the Management Company is accounted for on the equity method of accounting.

The operating performance of the Management Company and its wholly owned subsidiary, Summit Apartment Builders, Inc. (the "Construction Company"), is summarized below (dollars in thousands):

	Year Ended December 31,			Year Ended December 31,		
	2002	2001	% Change	2001	2000	% Change
Revenues:						
Management fees charged to Operating Partnership	**$6,022**	$ 6,473	-7.0%	$ 6,473	$ 5,735	12.9%
Third party management fee revenue	**787**	913	-13.8%	913	1,103	-17.2%
Construction revenue	**2,031**	2,701	-24.8%	2,701	2,494	8.3%
Gain on sale of real estate assets	**—**	—	—	—	238	-100.0%
Other	**261**	455	-42.6%	455	372	22.3%
Total revenues	**9,101**	10,542	-13.7%	10,542	9,942	6.0%
Expenses:						
Operating	**8,240**	9,177	-10.2%	9,177	9,398	-2.4%
Depreciation	**575**	319	80.3%	319	313	1.9%
Amortization	**294**	298	-1.3%	298	303	-1.7%
Interest	**300**	300	0.0%	300	677	-55.7%
Total expenses	**9,409**	10,094	-6.8%	10,094	10,691	-5.6%
(Loss) income before extraordinary items	**(308)**	448	-168.8%	448	(749)	159.8%
Extraordinary items	**—**	—	—	—	(30)	100.0%
Net (loss) income	**$ (308)**	$ 448	-168.8%	$ 448	$ (779)	157.5%

The decrease in revenue from 2001 to 2002 is primarily due to a 4.9% decline in collections from the Operating Partnership's fully stabilized communities and a $670,000 decrease in construction revenue. All of the construction revenue during the years ended December 31, 2002, 2001 and 2000 was from contracts with the Operating Partnership. Operating expenses decreased at the Management Company primarily due to a reduction in personnel expenses of $769,000 at the Management Company and Construction Company during the year. The decrease in construction revenues and reduction in personnel expenses at the Construction Company were due to the fact that we have curtailed, and may continue to curtail, our development efforts to increase our financial flexibility in the current economic environment.

The increase in revenue from 2000 to 2001 was primarily due to an increase in fees earned from managing our lease-up communities. Operating expenses remained stable in 2001 as compared to 2000, decreasing by only $221,000. In addition, interest expense decreased from 2000 to 2001 due to the repayment of an intercompany loan during 2000.

management's discussion and analysis

Third party apartment homes under management were 1,105 in 2002, 1,004 in 2001 and 1,723 in 2000. Property management fees from third parties as a percentage of total property management revenues were 11.6% in 2002, 12.4% in 2001 and 16.1% in 2000.

OTHER INCOME AND EXPENSES

Interest income increased by $306,000 to $2.6 million in 2002 compared to 2001, primarily due to a preferred return of $375,000 earned on an equity investment in 2002. Interest income decreased by $1.3 million to $2.3 million in 2001 compared to 2000, primarily due to a $1.0 million decrease in interest earned on proceeds from property sales placed in escrow in accordance with like-kind exchange income tax regulations.

Other income decreased by $413,000 to $478,000 in 2002 compared to 2001, and increased by $273,000 to $891,000 in 2001 compared to 2000 primarily as a result of a $325,000 fee received in 2001 in connection with a community that is being developed by a third party developer.

Depreciation expense increased by $1.9 million to $35.8 million in 2002 compared to 2001, primarily due to depreciation expense related to the initiation and increase of depreciation expense related to recently developed communities as well as depreciation on the community acquired during 2002, offset by the absence of a full year of depreciation for the communities sold during 2002 and 2001. Depreciation expense increased by $2.5 million to $33.9 million in 2001 compared to 2000, primarily due to depreciation expense related to the initiation of depreciation on recently developed communities as well as a full year of depreciation on communities acquired during the second half of 2000, partially offset by the absence of a full year of depreciation on communities sold during 2000 and 2001.

Interest expense decreased by $5.0 million to $33.3 million in 2002 compared to 2001 primarily due to a $20.8 million decrease in our average indebtedness outstanding and a decrease in the average effective interest rate of 0.39% (6.62% to 6.23%) in 2002 as compared to 2001. Interest expense increased by $1.4 million to $38.3 million in 2001 compared to 2000 primarily due to an increase of $45.9 million in our average indebtedness outstanding, offset by a decrease in the average effective interest rate of 0.34% (7.04% to 6.70%) in 2001 as compared to 2000.

General and administrative expenses decreased by $825,000 to $6.1 million in 2002 compared to 2001 primarily due to $1.8 million of non-recurring charges related to an increase in the costs of abandoned pursuit projects and severance costs associated with senior staff reductions in our organization during 2001, offset by an increase in professional fees of $449,000 related to the increased cost of doing business as a public company in 2002 when compared to 2001 and an increase in non-cash compensation of $304,000 recorded in 2002 as compared to 2001. Approximately $900,000 of the $1.8 million non-recurring charges in 2001 is related to an increase in our reserve for the costs of abandoned pursuit projects and approximately $900,000 is related to severance costs associated with senior staff reductions in our organization. As a percentage of total revenues, general and administrative expenses before non-recurring charges were 3.5% in 2002, 3.6% in 2001, and 2.5% in 2000.

The $78.7 million gain on sale of assets in 2002 resulted from the disposition of eight communities. The eight communities were (referred to below using former community names):

Community	Market
Summit Breckenridge	Richmond, VA
Summit Mayfaire	Raleigh, NC
Summit Meadow	Columbia, MD
Summit New Albany	Columbus, OH
Summit Pike Creek	Wilmington, DE
Summit Sand Lake	Orlando, FL
Summit Stonefield	Philadelphia, PA
Summit Windsor	Frederick, MD

The communities disposed of in 2002 were part of our plan to dispose of assets that no longer meet our growth objectives or to make desired changes in the number of apartment homes in each of our core markets. The sale of Summit Breckenridge, Summit New Albany and Summit Pike Creek completed our exit of Richmond, Virginia, Columbus, Ohio and Wilmington, Delaware. We believe that by concentrating our efforts and capital in a limited number of core markets we will gain a competitive advantage as we improve operational efficiencies, build a more significant brand name and improve market knowledge. Also, by disposing of assets that no longer meet our long-term growth objectives, capital is provided to fund the development and acquisition of new assets with higher growth potential. In December 2002, we announced our intention to exit our Texas markets and use the sale proceeds from those communities primarily to increase our presence in the Washington, D.C. and Southeast Florida markets. As a result, we would reduce the number of core markets in which we operate from seven to five. We currently own seven communities with a total of 2,687 apartment homes located in Texas. There can be no assurance that we will be able to sell our Texas communities in a timely manner, on satisfactory terms or at all, or that we will be able to find attractive investment opportunities in the Washington, D.C. and Southeast Florida markets.

The $34.4 million gain on sale of assets in 2001 resulted from the disposition of one parcel of land and nine communities. The $38.5 million gain on sale of assets in 2000 resulted from the disposition of seven communities.

management's discussion and analysis

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Net cash provided by operating activities decreased to $58.3 million for the year ended December 31, 2002 from $66.5 million for the year ended December 31, 2001, primarily due to a $9.1 million decrease in income from continuing operations before gain on sale of real estate assets, impairment loss on technology investments, minority interest of common unitholders in the Operating Partnership, dividends to preferred unitholders in the Operating Partnership and extraordinary items.

Net cash used in investing activities was $5.6 million for the year ended December 31, 2002. Net cash provided by investing activities was $6.2 million for the year ended December 31, 2001. The decrease in cash provided by investing activities is due to an increase in cash used for the acquisition of real estate assets in 2002 of $17.9 million and a decrease in proceeds received from the sale of our real estate assets of $8.1 million, partially offset by an increase in proceeds received from the sale of joint venture real estate assets of $11.2 million and a decrease in cash used for the construction of real estate assets and land purchases of $4.2 million. In addition to cash proceeds received in connection with 2002 dispositions, proceeds from the sale of communities represent funds expended from like-kind exchange escrows. In the event that the proceeds from these property sales are not fully invested in qualified like-kind property during the required time period, a special distribution may be made or company level tax may be incurred.

Net cash used in financing activities decreased to $52.2 million for the year ended December 31, 2002 from $74.1 million for the year ended December 31, 2001. The decrease in cash used in financing activities during 2002 is primarily due to an increase in net borrowings from 2001 to 2002 of $97.5 million on our unsecured credit facility, an increase in proceeds received from the issuance of mortgage debt of $6.9 million and a decrease of cash used to repay unsecured medium-term notes of $30.0 million, all offset by a decrease in repayments of unsecured notes, unsecured medium-term notes and mortgages in the aggregate amount of $107.5 million, an increase in cash used for the repurchase of common stock of $2.5 million and an increase in cash used for dividends and distributions of $3.2 million.

The ratio of earnings to fixed charges was 2.58 to 1 for the year ended December 31, 2002 compared to 1.83 to 1 for the year ended December 31, 2001. The increase in the ratio of earnings to fixed charges is primarily due to an increase in gain on sale of real estate assets of $49.0 million in 2002 when compared to 2001.

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. REITs are subject to a number of organizational and operational requirements, including a requirement that 90% of ordinary taxable income be distributed. As a REIT, we generally will not be subject to federal income tax on net income to the extent taxable income is distributed.

Our outstanding indebtedness (excluding fair value adjustments of hedged debt instruments of $5.7 million) as of December 31, 2002 totaled $696.8 million. This amount includes $268.3 million in fixed rate conventional mortgages, $10.6 million of variable rate tax-exempt bonds, $267.0 million of unsecured notes, $6.9 million of variable rate mortgages and $144.0 million under our unsecured credit facility.

We expect to meet our short-term liquidity requirements (i.e., liquidity requirements arising within 12 months) including recurring capital expenditures relating to maintaining our existing properties, generally through our working capital, net cash provided by operating activities and borrowings under our unsecured credit facility. We believe that our cash provided by operating activities will be adequate to meet operating requirements and payments of dividends and distributions during the next twelve months.

We expect to meet our long-term liquidity requirements (i.e., liquidity requirements arising after 12 months), such as scheduled mortgage debt maturities, property acquisitions, financing of construction and development activities and other non-recurring capital improvements, through the issuance of unsecured notes, equity securities and mortgage debt, from undistributed funds from operations (see page 34), from proceeds received from the disposition of certain properties, and, in connection with the acquisition of land or improved property, through the issuance of common units by the Operating Partnership.

Credit Facility

We have a syndicated unsecured line of credit in the amount of $225.0 million which matures on September 26, 2004. The credit facility provides funds for new development, acquisitions and general working capital purposes. Loans under the credit facility bear interest at LIBOR plus 100 basis points. The spread component of the aggregate interest rate will change in the event of an upgrade or downgrade of our unsecured credit rating of BBB- by Standard & Poor's Rating Services and Baa3 by Moody's Investors Service. Amounts are borrowed for thirty, sixty or ninety day increments at the appropriate interest rates for such time period. Therefore, amounts are borrowed and repaid within those thirty, sixty or ninety day periods. The credit facility is repayable monthly on an interest only basis with principal due at maturity of each thirty, sixty or ninety day increment.

The credit facility had an average interest rate of 2.69% in 2002, 4.99% in 2001 and 7.20% in 2000 and an average balance outstanding of $135.9 million in 2002, $113.5 million in 2001 and $119.8 million in 2000. In addition, the maximum outstanding principal amount was $175.0 million in 2002, $146.5

management's discussion and analysis

million in 2001 and $174.0 million in 2000. As of December 31, 2002, the outstanding balance of the credit facility was $144.0 million, leaving $81.0 million of remaining availability on the $225.0 million commitment.

The credit facility also provides a bid sub-facility equal to a maximum of fifty percent of the total facility ($112.5 million). This sub-facility provides us with the choice to place borrowings in fixed LIBOR contract periods of thirty, sixty, ninety and one hundred eighty days. We may have up to seven fixed LIBOR contracts outstanding at any one time. Upon proper notifications, all lenders participating in the credit facility may, but are not obligated to, participate in a competitive bid auction for these fixed LIBOR contracts.

On September 27, 2002, we entered into an amendment to the credit agreement related to our unsecured line of credit which modified certain definitions and financial covenants that we are required to meet at the end of each fiscal quarter. We were in compliance with these covenants and all other covenants included in the credit agreement as of December 31, 2002.

Medium-Term Notes

On April 20, 2000, we commenced a new program for the sale by the Operating Partnership of up to $250.0 million aggregate principal amount of medium-term notes ("MTNs"), due nine months or more from the date of issuance. We had notes with an aggregate principal amount of $112.0 million outstanding in connection with this MTN program as of December 31, 2002.

On May 29, 1998, we established a program for the sale by the Operating Partnership of up to $95.0 million aggregate principal amount of MTNs due nine months or more from the date of issuance. We had notes with an aggregate principal amount of $25.0 million outstanding in connection with this MTN program as of December 31, 2002. As a result of the commencement of the $250.0 million MTN program, we cannot issue any additional notes under the $95.0 million MTN program.

The medium-term notes require that we comply with certain affirmative, negative and financial covenants. We were in compliance with these covenants as of December 31, 2002.

Unsecured Notes

The unsecured notes consist of $30.0 million of notes due 2003, $50.0 million of notes due 2004 and $50.0 million of notes due 2007. The unsecured notes require semi-annual interest payments until the end of the respective terms. The unsecured notes require that we comply with certain affirmative, negative and financial covenants. We were in compliance with these covenants as of December 31, 2002.

Preferred Units

As of December 31, 2002, the Operating Partnership had outstanding 3.4 million preferred units of limited partnership interest designated as 8.95% Series B Cumulative Redeemable Perpetual Preferred Units. These preferred units are redeemable by the Operating Partnership on or after April 29, 2004 for cash at a redemption price equal to the holder's capital account or, at our option, shares of our 8.95% Series B Cumulative Redeemable Perpetual Preferred Stock, or a combination of cash and shares of our 8.95% Series B Cumulative Redeemable Perpetual Preferred Stock. Holders of the Series B preferred units have the right to exchange these preferred units for shares of our Series B preferred stock on a one-for-one basis, subject to adjustment: (a) on or after April 29, 2009, (b) if full quarterly distributions are not made for six quarters, or (c) upon the occurrence of specified events related to the treatment of the Operating Partnership or the preferred units for federal income tax purposes. Distributions on the Series B preferred units are cumulative from the date of original issuance and are payable quarterly at the rate of 8.95% per year of the $25.00 original capital contribution. We made distributions to the holders of the Series B preferred units in the aggregate amount of $7.6 million during each of the years ended December 31, 2002 and 2001.

As of December 31, 2002, the Operating Partnership had outstanding 2.2 million preferred units of limited partnership interest designated as 8.75% Series C Cumulative Redeemable Perpetual Preferred Units. The preferred units are redeemable by the Operating Partnership on or after September 3, 2004 for cash at a redemption price equal to the holder's capital account. The holder of the Series C preferred units has the right to exchange these preferred units for shares of our Series C preferred stock on a one-for-one basis, subject to adjustment: (a) on or after September 3, 2009, (b) if full quarterly distributions are not made for six quarters, (c) upon the occurrence of specified events related to the treatment of the Operating Partnership or the preferred units for federal income tax purposes, or (d) if the holdings in the Operating Partnership of the Series C unitholder exceed 18% of the total profits of or capital interest in the Operating Partnership for a taxable year. Distributions on the Series C preferred units are cumulative from the date of original issuance and are payable quarterly at the rate of 8.75% per year of the $25.00 original capital contribution. We made distributions to the holder of the Series C preferred units in the aggregate amount of $4.8 million during each of the years ended December 31, 2002 and 2001.

Common Stock Repurchase Program

We have a common stock repurchase program, originally approved by our Board of Directors in March of 2000, pursuant to which we are authorized to purchase up to an aggregate of $56.0 million of currently issued and outstanding shares of our common stock. All repurchases have been, and will be, made on the open market at prevailing prices or in privately negotiated transactions. This authority may be exercised from time to time and in such amounts as market conditions warrant. The following is a

management's discussion and analysis

summary of stock repurchases under the common stock repurchase program (dollars in thousands, except per share amounts):

Year ended December 31,	Number of Shares Repurchased	Value of Shares Repurchased	Average Price per Share of Shares Repurchased
2000	279,400	$ 5,533	$19.80
2001	8,800	197	22.38
2002	151,300	2,666	17.62
Total as of December 31, 2002	439,500	8,396	19.10
Subsequent to December 31, 2002	422,200	7,472	17.70
Total as of March 5, 2003	861,700	$15,868	$18.41

We had $40.1 million of remaining availability for repurchases under the program as of March 5, 2003.

Dividend Reinvestment and Direct Stock Purchase Plan

We have a dividend reinvestment and direct stock purchase plan ("DRIP"). Direct stock purchases under the DRIP were suspended effective October 31, 2002 and dividend reinvestment under the DRIP was suspended effective November 15, 2002. The DRIP provided both new investors and existing holders of our stock (including common stock and other classes of stock which may be outstanding from time to time) with a method to purchase shares of common stock under the Stock Purchase Program component of the plan. The plan also permitted stockholders to designate all, a portion or none of the cash dividends on their newly purchased common stock and cash dividends on their existing stock for reinvestment in more shares of common stock through the Dividend Reinvestment Program component of the plan. With respect to reinvested dividends and optional cash payments, shares of common stock were purchased for the plan at a discount ranging from 0% to 5% (established from time to time) from the market price, as more fully described in the prospectus relating to the plan. Common stock was purchased by the plan's agent (Wachovia Bank) directly from us or in open market or privately negotiated transactions, as determined from time to time, to fulfill requirements for the plan.

Employee Stock Purchase Plan

In 1996, we established a non-qualified employee stock purchase plan ("ESPP") which allowed our employees to purchase up to $25,000 of common stock per year. The price of the shares of the common stock purchased was the lesser of 85 percent of the closing price of such shares either on (a) the first day of each six month purchase period, or (b) the last day of each six month purchase period. Transactions under the ESPP were suspended effective July 2, 2002.

Employee Loan Program

Our Board of Directors believes that ownership of our common stock by our executive officers and certain other qualified employees aligns the interests of these officers and employees with the interests of our stockholders. To this end, our Board of Directors approved, and we instituted, a loan program. As a result of recent legislation, we are no longer permitted to make loans to our executive officers and, therefore, new issuances to our executive officers under the loan program have been terminated. Under the terms of the loan program, we lent amounts to certain of our executive officers and other qualified employees to (a) finance the purchase of our common stock on the open market at then-current market prices, (b) finance the payment of the exercise price of one or more stock options to purchase shares of our common stock, or (c) finance the annual tax liability or other expenses of an executive officer related to the vesting of shares of common stock which constitute a portion of a restricted stock award granted to the executive officer. The relevant officer or employee has executed a promissory note and security agreement related to each loan extended. Each outstanding note bears interest at a rate established on the date of the note, is full recourse to the officers and employees and is collateralized by the shares of our common stock which are the subject of the loans. If the market price of Summit's common stock falls materially below the price at which the shares of stock were purchased, the proceeds of the sale of the common stock may not be sufficient to repay the loan. During the three months ended June 30, 2002, we issued $6.7 million of loans to six executive officers. As of December 31, 2002, we had loans receivable in the amount of $19.5 million which were collateralized by 939,586 shares of our common stock valued at $16.7 million. The proceeds from the shares that serve as collateral for the loans would not be sufficient to repay the loans in full. However, since the loans are full recourse, we have the right to collect any additional amount owed directly from the officer or employee to the extent such officer or employee is able to pay such amount. We had loans receivable in the amount of $14.5 million as of December 31, 2001.

Impairment Loss

Management considers events and circumstances that may indicate impairment of an investment, including operating performance and cash flow projections. In 2001, management determined that our investments in BroadbandNOW!, Inc. and YieldStar Technology LLC were impaired and that such impairment was other than temporary. As a result, we recorded an impairment loss in the aggregate amount of $1.2 million, which represents our entire investment in these two technology companies. We have no other technology company investments.

management's discussion and analysis

Schedule of Debt

The following table sets forth information regarding our debt financing (excluding fair value adjustments of hedged debt instruments) as of December 31, 2002 and 2001 (dollars in thousands):

	Interest Rate as of December 31, 2002	Maturity Date[1]	Principal Outstanding December 31, 2002	2001
Fixed Rate Debt				
Mortgage Loan[2]	6.76%	10/15/2008	**$133,909**	$137,321
Mortgage Loan[3]	8.00%	9/1/2005	**8,040**	8,161
Mortgage Notes:				
Summit Fair Lakes	7.82%	7/1/2010	**48,340**	48,340
Summit Buena Vista	6.75%	2/15/2007	**24,067**	24,539
Summit Belcourt	6.75%	1/1/2006	**9,018**	9,209
Summit Camino Real	6.75%	6/1/2006	**15,886**	16,213
Summit Turtle Rock	6.75%	12/1/2005	**10,215**	10,431
Summit Arboretum	6.75%	12/1/2005	**18,796**	19,194
Mortgage notes repaid in 2002			**—**	16,041
Tax exempt mortgage note repaid in 2002			**—**	3,918
Total Mortgage Debt			**268,271**	293,367
Unsecured Notes:				
Medium-Term Notes due 2003	7.87%	10/20/2003	**17,000**	17,000
Medium-Term Notes due 2005	8.04%	11/17/2005	**25,000**	25,000
Medium-Term Notes due 2006	7.04%	5/9/2006	**25,000**	25,000
Medium-Term Notes due 2009	7.59%	3/16/2009	**25,000**	25,000
Medium-Term Notes due 2010	8.50%	7/19/2010	**10,000**	10,000
Medium-Term Notes due 2011	7.70%	5/9/2011	**35,000**	35,000
Notes due 2003	6.63%	12/15/2003	**30,000**	30,000
Notes due 2004	6.95%	8/15/2004	**50,000**	50,000
Notes due 2007	7.20%	8/15/2007	**50,000**	50,000
Unsecured notes repaid in 2002			**—**	41,000
Total Unsecured Notes			**267,000**	308,000
Total Fixed Rate Debt			**535,271**	601,367
Variable Rate Debt				
Unsecured credit facility	LIBOR + 100 bps	9/26/2004	**144,000**	94,000
Summit Foxcroft mortgage note	LIBOR + 170 bps	7/1/2005	**6,900**	—
Tax Exempt Bonds:				
Summit Belmont[4]	3.05%	4/1/2007	**10,565**	10,785
Tax Exempt Bonds repaid in 2002			**—**	11,408
Total Tax Exempt Bonds			**10,565**	22,193
Total Variable Rate Debt			**161,465**	116,193
Total Outstanding Indebtedness			**$696,736**	$717,560

(1) All of the secured debt can be prepaid at any time. Prepayment of all secured debt is generally subject to penalty or premium.

(2) Mortgage loan secured by the following communities:

Summit Ballantyne	Summit Largo	Summit St. Clair
Summit Club at Dunwoody	Summit Las Palmas	Summit Westwood
Summit Del Ray	Summit on the River	
Summit Glen	Summit Plantation	

(3) Mortgage loan secured by Summit Simsbury and Summit Touchstone.

(4) The tax exempt bond bears interest at various rates set by a remarketing agent at the demand note index plus 0.50%, set weekly, or the lowest percentage of prime which allows the resale at a price of par. The bond is enhanced by a letter of credit from a financial institution, which will terminate prior to the maturity date of the related bond. In the event the credit enhancement is not renewed or replaced upon termination, the related loan obligation will be accelerated.

management's discussion and analysis

The one-month LIBOR rate as of December 31, 2002 was 1.38%.

Our outstanding indebtedness (excluding our unsecured credit facility which matures in 2004) had an average maturity of 4.6 years as of December 31, 2002. The aggregate annual maturities of all outstanding debt as of December 31, 2002 (excluding our unsecured credit facility which had an outstanding balance of $144.0 million as of December 31, 2002) are as follows (in thousands):

2003	$ 52,722
2004	56,105
2005	72,920
2006	53,422
2007	86,292
Thereafter	231,275
Total	$552,736

Market Risk

Our capital structure includes the use of variable rate and fixed rate debt and, therefore, we are exposed to the impact of changes in interest rates. We generally refinance maturing debt instruments at then-existing market interest rates and terms which may be more or less favorable than the interest rates and terms of the maturing debt. While we have historically had limited involvement with derivative financial instruments, we may utilize such instruments in certain situations to hedge interest rate exposure by modifying the interest rate characteristics of related balance sheet instruments and prospective financing transactions. We generally do not utilize derivative financial instruments for trading or speculative purposes.

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. The cumulative effect of adopting SFAS No. 133 was not material to our financial statements.

On June 13, 2002, we terminated an interest rate swap with a $30.0 million notional amount. Under SFAS No. 133, as a result of the termination, we de-designated the $30.0 million swap as a fair value hedge against certain fixed rate debt. We will amortize as a reduction of interest expense $1.5 million, which represents the difference between the par value and carrying amount of the fixed-rate debt obligation, over the remaining term of the debt obligation, which matures on December 15, 2003. Interest expense was reduced by $545,000 in 2002 as a result of amortizing this difference.

On June 14, 2002, we entered into an interest rate swap with a notional amount of $50.0 million, relating to $50.0 million of 7.20% fixed rate notes issued under our MTN program. Under the interest rate swap agreement, through the maturity date of August 15, 2007, (a) we have agreed to pay to the counterparty the interest on a $50.0 million notional amount at a floating interest rate of three-month LIBOR plus 241.75 basis points, and (b) the counterparty has agreed to pay to us the interest on the same notional amount at the fixed rate of the underlying debt obligation. The floating rate as of December 31, 2002 was 3.8175%. The fair value of the interest rate swap was an asset of $4.8 million as of December 31, 2002. The swap has been designated as a fair value hedge of the underlying fixed rate debt obligation and has been recorded in "Other assets" in the accompanying balance sheets. We assume no ineffectiveness as the interest rate swap meets the short-cut method conditions required under SFAS No. 133 for fair value hedges of debt instruments. Accordingly, no gains or losses were recorded in income relative to our underlying debt and interest rate swap.

management's discussion and analysis

The following table provides information about our interest rate swap and other financial instruments that are sensitive to changes in interest rates and should be read in conjunction with the accompanying consolidated financial statements and related notes. For debt, the table presents principal cash flows and related weighted average interest rates in effect as of December 31, 2002 by expected maturity dates. The weighted average interest rates presented in this table for the tax exempt variable rate debt are inclusive of credit enhancement fees. For the interest rate swap, the table presents the notional amount and related weighted average pay rate by year of maturity (dollars in thousands):

	Expected Year Of Maturity							
	2003	2004	2005	2006	2007	Thereafter	2002 Total	2001 Total
Fixed Rate Debt:								
Conventional fixed rate	$ 5,502	$ 5,885	$40,800	$28,202	$26,607	$161,275	$ 268,271	$ 289,449
Average interest rate	6.79%	6.79%	6.99%	6.75%	6.75%	7.08%	6.99%	7.03%
Tax exempt fixed rate	—	—	—	—	—	—	—	3,918
Average interest rate	—	—	—	—	—	—	—	6.95%
Unsecured fixed rate	47,000	50,000	25,000	25,000	50,000	70,000	267,000	308,000
Average interest rate	7.08%	6.95%	8.04%	7.04%	7.20%	7.78%	7.35%	7.33%
Total fixed rate debt	52,502	55,885	65,800	53,202	76,607	231,275	535,271	601,367
Average interest rate	7.05%	6.93%	7.39%	6.89%	7.04%	7.29%	7.17%	7.14%
Variable Rate Debt:								
Tax exempt variable rate	220	220	220	220	9,685	—	10,565	22,193
Average interest rate	3.05%	3.05%	3.05%	3.05%	3.05%	—	3.05%	4.21%
Variable rate mortgage note	—	—	6,900	—	—	—	6,900	—
Average interest rate	—	—	3.08%	—	—	—	3.08%	—
Variable rate credit facility	—	144,000	—	—	—	—	144,000	94,000
Average interest rate	—	2.69%	—	—	—	—	2.69%	4.99%
Total variable rate debt	220	144,220	7,120	220	9,685	—	161,465	116,193
Average interest rate	3.05%	2.69%	3.08%	3.05%	3.05%	—	2.73%	4.84%
Total debt	$52,722	$ 200,105	$72,920	$53,422	$86,292	$231,275	$ 696,736	$ 717,560
Average interest rate	7.03%	3.88%	6.97%	6.87%	6.60%	7.29%	6.14%	6.72%
Interest Rate Swap:								
Pay variable/receive fixed					$50,000		$ 50,000	$ 30,000
Average pay rate					3-month LIBOR +2.4175%		3-month LIBOR +2.4175%	3-month LIBOR +0.11%
Receive rate					7.20%		7.20%	6.625%

We estimate that the fair value of the variable rate debt approximates carrying value based upon our effective borrowing rates for issuance of debt with similar terms and remaining maturities. Fixed rate mortgage debt and fixed rate unsecured notes with a carrying value of $535.3 million had an estimated aggregate fair value of $587.1 million as of December 31, 2002. Rates currently available to us for similar terms and maturities were used to estimate the fair value of this debt. The fair market value of long-term fixed rate debt is subject to changes in interest rates.

ACQUISITIONS AND DISPOSITIONS

During the year ended December 31, 2002, we sold eight communities comprising 2,399 apartment homes for an aggregate sales price of $211.8 million, resulting in an aggregate net gain on sale of $78.7 million. The eight communities sold were the former Summit Breckenridge, Summit New Albany, Summit Pike Creek, Summit Mayfaire, Summit Stonefield, Summit Meadow, Summit Sand Lake and Summit Windsor. Net proceeds from four of the eight communities, equaling $107.4 million, were placed in escrow with a qualified intermediary in accordance with like-kind exchange income tax rules and regulations.

During the year ended December 31, 2002, a joint venture in which we held a 50% interest, sold a community known as The Heights at Cheshire Bridge (318 apartment homes) to an unrelated third party and the joint venture was dissolved. Upon dissolution, we recognized a gain of $5.0 million on the sale of the joint venture's assets.

management's discussion and analysis

During the year ended December 31, 2002, we acquired a stabilized, luxury apartment community in the Galleria sub-market of Dallas, Texas for cash in the amount of $17.7 million. The community, now known as Summit San Raphael, has 222 apartment homes and was constructed in 1999.

During the year ended December 31, 2001, we sold one parcel of land and nine communities comprising 2,189 apartment homes for an aggregate sales price of $167.6 million, resulting in an aggregate net gain on sale of $34.4 million. The parcel of land was located in Richmond, Virginia and the nine communities sold were the former Summit Palm Lake, Summit Arbors, Summit Radbourne, Summit Lofts, Summit Gateway, Summit Stony Point, Summit Deerfield, Summit Waterford and Summit Walk. Net proceeds from three of the nine communities, equaling $31.7 million, were placed in escrow with a qualified intermediary in accordance with like-kind exchange income tax rules and regulations.

During the year ended December 31, 2001, a joint venture in which we hold a 25% interest, sold a community, the former Summit Station, for $11.9 million. This sale resulted in the recognition by the joint venture of a gain of $1.1 million, of which we recorded $271,000 based on our equity interest.

We did not acquire any communities during the year ended December 31, 2001.

During the year ended December 31, 2000, we sold seven communities comprising 1,676 apartment homes for an aggregate sales price of $103.9 million, resulting in a gain on sale of $38.5 million. The communities sold were the former Summit Creekside, Summit Eastchester, Summit Sherwood, Summit Blue Ash, Summit Park, Summit River Crossing and Summit Village. Net proceeds from six of the seven communities, equaling $78.1 million, were placed in escrow with a qualified intermediary in accordance with like-kind exchange income tax rules and regulations.

On August 1, 2000, we exercised our option to purchase our joint venture partner's interest in each of two communities, Summit Sweetwater and Summit Shiloh, both located in Atlanta, Georgia. The acquisition of these two communities added 490 apartment homes to our portfolio at an aggregate purchase price of $36.0 million. The acquisitions were financed with the issuance of 96,455 common units valued, in the aggregate, at $2.2 million and the payment of $33.8 million in cash.

COMMUNITIES SOLD OR HELD FOR SALE

Subsequent to December 31, 2002, we executed a contract for the sale of an apartment community, Summit Fairways, located in Orlando, Florida. The assets of Summit Fairways were recorded at the lower of cost or fair value less costs to sell, or $14.9 million, as of December 31, 2002. The net income from Summit Fairways represented 1.0% of our net income for the year ended December 31, 2002. Summit Fairways was sold on March 5, 2003 for $18.8 million as part of our strategy to exit our non-core markets. We expect to record a gain on sale resulting from the disposition of Summit Fairways. We expect to use the proceeds from the sale of Summit Fairways to fund future acquisition and development activity.

In accordance with SFAS No. 144, net income and gain (loss) on disposition of real estate for communities sold or considered held for sale after December 31, 2001 are reflected in our statements of operations as "discontinued operations" for all periods presented.

Below is a summary of discontinued operations for all of the communities sold during 2002 excluding Summit Breckenridge and joint venture communities, and including Summit Fairways, for the year ended December 31, 2002, 2001 and 2000 (in thousands). Summit Breckenridge was properly classified as held for sale prior to January 1, 2002 and, therefore, its operations are included in income from continuing operations.

	Year Ended December 31, 2002	2001	2000
Property revenues:			
Rental revenues	**$18,744**	$23,670	$22,784
Other property revenues	**1,457**	1,763	1,730
Total property revenues	**20,201**	25,433	24,514
Property operating and maintenance expense	**7,002**	8,375	7,533
Depreciation	**3,892**	5,148	4,891
Interest and amortization	**1,188**	1,568	1,785
Income from discontinued operations before net gain on disposition of discontinued operations	**8,119**	10,342	10,305
Net gain on disposition of discontinued operations	**64,907**	—	—
Income from discontinued operations before minority interest and extraordinary items	**73,026**	10,342	10,305
Extraordinary items	**(209)**	—	—
Minority interest of discontinued operations	**(8,314)**	(1,332)	(1,457)
Income from discontinued operations, net of minority interest	**$64,503**	$ 9,010	$ 8,848

management's discussion and analysis

DEVELOPMENT ACTIVITY

Development communities in process as of December 31, 2002 are summarized as follows (dollars in thousands):

Community	Apartment Homes	Total Estimated Costs	Cost To Date	Estimated Cost To Complete	Anticipated Construction Completion
Summit Roosevelt — Washington, D.C.	198	$ 49,600	$ 42,036	$ 7,564	Q2 2003
Summit Stockbridge — Atlanta, GA	304	23,600	18,608	4,992	Q3 2003
Summit Silo Creek — Washington, D.C.	284	41,700	17,430	24,270	Q2 2004
Summit Las Olas — Ft. Lauderdale, FL	420	73,700	34,648	39,052	Q3 2005
Other development and construction costs(1)	—	—	26,541	—	
	1,206	$188,600	$139,263	$75,878	

(1) Consists primarily of land held for development and other pre-development costs.

The estimated cost to complete the development communities listed above of $75.9 million, our commitment to purchase Summit Brickell for an estimated price ranging from $50.5 million to $60.0 million and our commitment to purchase land for Summit Brookwood for $10.6 million (see the section entitled "Commitments and Contingencies" below), represent substantially all of our material commitments for capital expenditures as of December 31, 2002.

Factors Affecting the Performance of Our Development Communities

As with any development community, there are uncertainties and risks associated with the development of the communities described above. While we have prepared development budgets and have estimated completion and stabilization target dates based on what we believe are reasonable assumptions in light of current conditions, there can be no assurance that actual costs will not exceed current budgets or that we will not experience construction delays due to the unavailability of materials, weather conditions or other events. We also may be unable to obtain, or experience delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations.

Other development risks include the possibility of incurring additional costs or liabilities resulting from increased costs for materials or labor or other unexpected costs or defects in construction material, and the possibility that financing may not be available on favorable terms, or at all, to pursue or complete development activities. Similarly, market conditions at the time these communities become available for leasing will affect the rental rates that may be charged and the period of time necessary to achieve stabilization, which could make one or more of the development communities unprofitable or result in achieving stabilization later than currently anticipated.

In addition, we are conducting feasibility and other pre-development work for five communities. We could abandon the development of any one or more of these potential communities in the event that we determine that market conditions do not support development, financing is not available on favorable terms or at all, or we are unable to obtain necessary permits and authorizations, or due to other circumstances which may prevent development. There can be no assurance that, if we do pursue one or more potential communities, that we will be able to complete construction within the currently estimated development budgets or that construction can be started at the time currently anticipated.

AMERICANS WITH DISABILITIES ACT AND SIMILAR LAWS

Under the Americans with Disabilities Act, all places of public accommodation are required to meet federal requirements related to access and use by disabled persons. We believe that our communities are substantially in compliance with present requirements of the Americans with Disabilities Act as they apply to multifamily dwellings. A number of additional federal, state and local laws exist or may be imposed which also may require modifications to our communities or regulate certain further renovations with respect to access by disabled persons. The ultimate amount of the cost of compliance with the Americans with Disabilities Act or related legislation is not currently ascertainable, and while these costs are not expected to have a material effect on us, they could be substantial. Limitations or restrictions on the completion of renovations may limit application of our investment strategy in particular instances or reduce overall returns on our investments.

INFLATION

Substantially all of the leases at our communities are for a term of one year or less. The short-term nature of these leases generally serves to reduce the risk of the adverse effect of inflation.

COMMITMENTS AND CONTINGENCIES

The estimated cost to complete the four development projects currently under construction was $75.9 million as of December 31, 2002. Anticipated construction completion dates of the projects range from the second quarter of 2003 to the third quarter of 2005.

We carry terrorism insurance on all communities that serve as collateral for mortgage debt, as well as on two communities

management's discussion and analysis

which do not serve as collateral for mortgage debt, but which are located in Washington, D. C. The terrorism insurance is subject to coverage limitations, which we believe are commercially reasonable. No assurance can be given that material losses in excess of insurance proceeds will not occur in the future, or that insurance coverage for acts of terrorism will be available in the future.

In January 2000, the Operating Partnership entered into a real estate purchase agreement with a third-party real estate developer. Under the terms of the agreement, the Operating Partnership has agreed to purchase upon completion a "Class A" mixed-use community, which will be called Summit Brickell, and is located in Miami, Florida. The Operating Partnership will purchase Summit Brickell upon the earlier of one year after construction completion or the achievement of 80% occupancy. The Operating Partnership may extend this closing obligation for six months after the initial purchase period. The Operating Partnership expects to close on the purchase of Summit Brickell in 2003. The final purchase price will be determined based on budgeted construction costs plus a bonus to the developer based on the capitalized income of the property at the time of purchase. In the event there are net cost savings during construction, a portion of such savings will be used to reduce the purchase price and a portion will be paid as an incentive to the developer pursuant to an agreed upon formula. In the event there are net cost overruns during construction, the developer will be responsible for funding such overruns unless those overruns result from design change orders which are requested by the Operating Partnership; such change order overruns will be added to the purchase price. The purchase price is expected to range from $50.5 million to $60.0 million. The purchase of Summit Brickell by the Operating Partnership is subject to customary closing conditions. The Operating Partnership has issued a letter of credit in the amount of $13.0 million, which will serve as a credit enhancement to the developer's construction loan. In the event that any amount under the letter of credit is drawn upon, the Operating Partnership shall be treated as having issued a loan to the developer in the amount of such draw. Any such loan will accrue interest at a rate of eighteen percent (18%) per year.

On May 25, 2001, we contributed $4.2 million for a 29.78% interest in a joint venture named SZF, LLC, which owns substantially all of the interests in a limited liability company that is developing, through a third-party contractor, an apartment community in Miami, Florida. The community will consist of 323 apartment homes and 17,795 square feet of office/retail space. The limited liability company has also acquired an adjacent piece of land. The construction costs are being funded through the equity that the joint venture contributed to the limited liability company and by a loan to that company from an unrelated third party. In the event that construction costs exceed the construction loan amount, we have agreed to advance the amount required to fund such costs in excess of the construction loan. This advance accrues a preferential return at the rate of eleven percent (11%) per year to be paid from the distributions from the joint venture. As of December 31, 2002, we had advanced $2.2 million to SZF, LLC. Subsequent to December 31, 2002, we have advanced an additional $6.1 million to SZF, LLC.

During 2002, we completed the development of Summit Brookwood, a 359 unit apartment community located in Atlanta, Georgia. As of December 31, 2002, we are the lessee under a land lease related to the land on which Summit Brookwood was constructed. We have exercised our purchase option under the land lease to purchase the related land for $10.6 million. We expect to finalize the purchase of the land at Summit Brookwood during 2003 using cash and/or common units in the Operating Partnership as consideration.

We have employment agreements with two of our former executive officers, both of whom resigned from such executive positions, but who remain as employees and have agreed to provide various services to us from time to time through December 31, 2011. Each employment agreement requires that we pay to the former officers a base salary aggregating up to $2.1 million over the period from July 2, 2001 to December 31, 2011 (beginning with calendar year 2002, up to $200,000 on an annual basis). Each employment agreement also requires that we provide participation in our life insurance plan, office space, information systems support and administrative support for the remainder of each officer's life, and participation in our health and dental insurance plans until the last to die of the officer or such officer's spouse. Either party can terminate the employment agreements, effective 20 business days after written notice is given. The full base salary amount due shall be payable through 2011 whether or not the agreements are terminated earlier in accordance with their terms.

FUNDS FROM OPERATIONS

We consider Funds from Operations ("FFO") to be an appropriate measure of performance of an equity REIT. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO, as defined by NAREIT, represents net income (loss) excluding gains or losses from sales of property and extraordinary items, plus depreciation of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures, all determined on a consistent basis in accordance with GAAP. Our methodology for calculating FFO may differ from the methodology for calculating FFO utilized by other real estate companies, and accordingly, may not be comparable to other real estate companies. FFO does not represent amounts available for management's discretionary use because of needed capital expenditures or expansion, debt service obligations, property acquisitions, development, dividends and distributions or other commitments and uncertainties. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to cash flows from operating activities (determined in accordance with GAAP) as a

management's discussion and analysis

measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. We believe FFO is helpful to investors as a measure of our performance because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of our ability to incur and service debt and make capital expenditures.

Funds from Operations is calculated as follows (dollars in thousands):

	2002	2001	2000
Net income	**$ 91,688**	$ 56,537	$ 63,874
Extraordinary items	**311**	—	—
Extraordinary items — Management Company	**—**	—	30
Minority interest of common unitholders in Operating Partnership	**11,820**	8,359	10,520
Gain on sale of real estate assets	**(78,738)**	(34,435)	(38,510)
Gain on sale of real estate assets — joint ventures	**(4,955)**	(271)	—
Gain on sale of real estate assets — Management Company	**—**	—	(238)
Adjusted net income	**20,126**	30,190	35,676
Depreciation:			
Real estate assets	**39,281**	38,746	36,383
Real estate joint venture	**1,119**	1,231	1,283
Funds from Operations	**$ 60,526**	$ 70,167	$ 73,342
Recurring capital expenditures(1)	**(4,530)**	(4,889)	(5,371)
Non-recurring capital expenditures(2)	**(1,088)**	(4,588)	(2,965)
Cash flow provided by (used in):			
Operating activities	**$ 58,301**	$ 66,546	$ 70,968
Investing activities	**(5,590)**	6,177	(118,197)
Financing activities	**(52,172)**	(74,057)	46,247
Weighted average shares and units outstanding — basic	**30,936,881**	30,795,910	30,696,729
Weighted average shares and units outstanding — diluted	**31,107,404**	31,106,137	30,897,346

(1) Recurring capital expenditures are expected to be funded from operations and consist primarily of exterior painting, new appliances, vinyl, blinds, tile, wallpaper and carpet. In contrast, non-recurring capital expenditures, such as major improvements, new garages and access gates, are expected to be funded by financing activities.

(2) Non-recurring capital expenditures for the years ended December 31, 2002 and 2001 primarily consisted of major renovations and upgrades of apartment homes in the amounts of $280,000 in 2002 and $749,000 in 2001; $11,000 in 2002 and $157,000 in 2001 for access gates and security fences; $797,000 in 2002 and $1.7 million in 2001 in other revenue enhancement expenditures; and $1.3 million in alternative landscaping mulch in 2001.

independent auditors' report

Deloitte & Touche

Board of Directors and Stockholders of Summit Properties Inc.

We have audited the accompanying consolidated balance sheets of Summit Properties Inc. (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, on January 1, 2002.

Deloitte & Touche LLP

Charlotte, North Carolina
January 30, 2003, except for the eleventh paragraph of Note 8 and Note 18, as to which the date is March 5, 2003

consolidated balance sheets

(Dollars in thousands)	December 31, 2002	2001
ASSETS		
Real estate assets:		
Land and land improvements	**$ 191,456**	$ 156,748
Buildings and improvements	**980,263**	883,373
Furniture, fixtures and equipment	**75,797**	66,250
	1,247,516	1,106,371
Less: accumulated depreciation	**(158,158)**	(128,539)
Net operating real estate assets	**1,089,358**	977,832
Net real estate assets — held for sale	**14,914**	133,256
Construction in progress	**139,263**	137,474
Net real estate assets	**1,243,535**	1,248,562
Cash and cash equivalents	**2,353**	1,814
Restricted cash	**62,933**	21,046
Investments in Summit Management Company and real estate joint ventures	**5,355**	3,159
Deferred financing costs, net of accumulated amortization of $7,173 in 2002 and $6,914 in 2001.	**6,008**	6,925
Other assets	**16,777**	14,445
Other assets — held for sale	**55**	1,491
Total assets	**$1,337,016**	$1,297,442
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Notes payable	**$ 702,456**	$ 694,334
Note payable — assets held for sale	**—**	25,011
Accrued interest payable	**4,936**	7,000
Accounts payable and accrued expenses	**33,280**	21,525
Dividends and distributions payable	**10,456**	14,156
Security deposits and prepaid rents	**2,464**	3,213
Other liabilities — assets held for sale	**21**	850
Total liabilities	**753,613**	766,089
Commitments and contingencies		
Minority interests of common unitholders in Operating Partnership and three operating communities	**50,264**	45,492
Minority interest of preferred unitholders in Operating Partnership	**136,261**	136,261
Stockholders' equity:		
Preferred stock, $0.01 par value — 25,000,000 shares authorized, no shares issued and outstanding	**—**	—
Common stock, $0.01 par value — 100,000,000 shares authorized, 27,436,060 shares issued and outstanding as of December 31, 2002 and 27,050,221 shares issued and outstanding as of December 31, 2001	**274**	270
Additional paid-in capital	**429,003**	420,988
Accumulated deficit	**(12,624)**	(55,976)
Unamortized restricted stock compensation	**(261)**	(1,226)
Employee notes receivable	**(19,514)**	(14,456)
Total stockholders' equity	**396,878**	349,600
Total liabilities and stockholders' equity	**$1,337,016**	$1,297,442

See notes to consolidated financial statements.

consolidated statements of earnings

(Dollars in thousands, except per share amounts)		Year Ended December 31, 2002		2001		2000
Revenues:						
Rental	$	**143,791**	$	154,167	$	149,855
Other property income		**10,182**		11,569		11,090
Interest		**2,571**		2,265		3,592
Other income		**478**		891		618
Loss and interest income on compensation plans		**(101)**		(359)		—
Total revenues		**156,921**		168,533		165,155
Expenses:						
Property operating and maintenance:						
Personnel		**11,948**		11,703		10,508
Advertising and promotion		**2,604**		2,141		2,452
Utilities		**7,540**		8,012		7,589
Building repairs and maintenance		**7,384**		7,418		7,187
Real estate taxes and insurance		**19,131**		18,057		16,079
Depreciation		**35,848**		33,933		31,710
Property supervision		**4,541**		4,943		5,025
Other operating expenses		**2,512**		2,804		2,740
Total property operating and maintenance expenses		**91,508**		89,011		83,290
Interest		**33,315**		38,301		36,880
Amortization		**1,282**		1,414		1,057
General and administrative		**6,133**		6,958		4,752
Liability adjustment and expense on compensation plans		**(101)**		(359)		—
Loss (income) on equity investments:						
Summit Management Company		**308**		(448)		779
Real estate joint ventures		**49**		171		399
Total expenses		**132,494**		135,048		127,157
Income from continuing operations before gain on sale of real estate assets, impairment loss, minority interest of common unitholders in Operating Partnership, dividends to preferred unitholders in Operating Partnership and extraordinary items		**24,427**		33,485		37,998
Gain on sale of real estate assets		**13,831**		34,435		38,510
Gain on sale of real estate assets — joint ventures		**4,955**		271		—
Impairment loss on technology investments		**—**		(1,217)		—
Minority interest of common unitholders in Operating Partnership		**(3,517)**		(7,027)		(9,062)
Dividends to preferred unitholders in Operating Partnership		**(12,420)**		(12,420)		(12,420)
Extraordinary items, net of minority interest		**(91)**		—		—
Income from continuing operations		**27,185**		47,527		55,026
Income from discontinued operations		**8,119**		10,342		10,305
Extraordinary item — discontinued operations, net of minority interest		**(184)**		—		—
Minority interest, discontinued operations		**(927)**		(1,332)		(1,457)
Income from discontinued operations, net of minority interest		**7,008**		9,010		8,848
Net gain on disposition of discontinued operations		**64,907**		—		—
Minority interest, gain on disposition of discontinued operations		**(7,412)**		—		—
Net gain on disposition of discontinued operations		**57,495**		—		—
Net income from discontinued operations, net of minority interest		**64,503**		9,010		8,848
Net income	$	**91,688**	$	56,537	$	63,874
Per share data:						
Income from continuing operations — basic	$	**0.99**	$	1.77	$	2.09
Income from continuing operations — diluted	$	**0.99**	$	1.75	$	2.07
Income from discontinued operations — basic	$	**2.36**	$	0.34	$	0.34
Income from discontinued operations — diluted	$	**2.34**	$	0.33	$	0.33
Net income — basic	$	**3.35**	$	2.11	$	2.42
Net income — diluted	$	**3.33**	$	2.09	$	2.41
Dividends declared	$	**1.76**	$	1.85	$	1.75
Weighted average shares — basic		**27,385,051**		26,789,067		26,341,438
Weighted average shares — diluted		**27,555,574**		27,099,294		26,542,056

See notes to consolidated financial statements.

consolidated statements of stockholders' equity

(Dollars in thousands)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Unamortized Restricted Stock Compensation	Employee Notes Receivable	Total
Balance, December 31, 1999	$264	$412,874	$(80,555)	$ (387)	$ (4,861)	$327,335
Dividends	—	—	(46,094)	—	—	(46,094)
Proceeds from dividend reinvestment and stock purchase plans	3	4,798	—	—	—	4,801
Repurchase of common stock	(4)	(8,020)	—	—	—	(8,024)
Conversion of common units to shares	—	1,159	—	—	—	1,159
Exercise of stock options	1	2,085	—	—	—	2,086
Issuance of restricted stock grants	—	1,338	—	(1,319)	—	19
Netdown of restricted stock grants	—	(135)	—	—	—	(135)
Amortization of restricted stock grants	—	—	—	764	—	764
Accrual for issuance of contingent stock grants	—	1,171	—	—	—	1,171
Adjustment for minority interest of common unitholders in Operating Partnership	—	1,128	—	—	—	1,128
Issuance of employee notes receivable	—	—	—	—	(10,793)	(10,793)
Repayment of employee notes through stock redemption	—	(571)	—	—	571	—
Repayment of employee notes receivable	—	—	—	—	1,386	1,386
Net income	—	—	63,874	—	—	63,874
Balance, December 31, 2000	264	415,827	(62,775)	(942)	(13,697)	338,677
Dividends	—	—	(49,738)	—	—	(49,738)
Proceeds from dividend reinvestment and stock purchase plans	3	7,670	—	—	—	7,673
Repurchase of common stock	—	(197)	—	—	—	(197)
Conversion of common units to shares	1	4,020	—	—	—	4,021
Exercise of stock options	1	1,013	—	—	—	1,014
Issuance of restricted stock grants	1	1,665	—	(1,662)	—	4
Netdown of restricted stock grants		(732)	—	—	—	(732)
Amortization of restricted stock grants	—	—		1,378	—	1,378
Adjustment for minority interest of common unitholders in Operating Partnership	—	(8,278)	—	—	—	(8,278)
Issuance of employee notes receivable	—	—	—	—	(3,940)	(3,940)
Repayment of employee notes receivable	—	—	—	—	3,181	3,181
Net income	—	—	56,537	—		56,537
Balance, December 31, 2001	270	420,988	(55,976)	(1,226)	(14,456)	349,600
Dividends	—	—	(48,336)	—	—	(48,336)
Proceeds from dividend reinvestment and stock purchase plans	4	9,135	—	—	—	9,139
Repurchase of common stock	(1)	(2,665)	—	—	—	(2,666)
Conversion of common units to shares	—	285	—	—	—	285
Exercise of stock options	1	1,855	—	—	—	1,856
Issuance of restricted stock grants	—	35	—	(13)	—	22
Netdown of restricted stock grants	—	(619)	—	—	—	(619)
Amortization of restricted stock grants	—	—	—	978	—	978
Adjustment for minority interest of common unitholders in Operating Partnership	—	(11)	—	—	—	(11)
Issuance of employee notes receivable	—	—	—	—	(7,813)	(7,813)
Repayment of employee notes receivable	—	—	—	—	2,755	2,755
Net income	—	—	91,688	—	—	91,688
Balance, December 31, 2002	**$274**	**$429,003**	**$(12,624)**	**$ (261)**	**$(19,514)**	**$396,878**

See notes to consolidated financial statements.

consolidated statements of cash flows

(Dollars in thousands)	Year Ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income	**$ 91,688**	$ 56,537	$ 63,874
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interest of common unitholders in Operating Partnership	**11,820**	8,359	10,520
Loss (gain) on equity investments	**357**	(276)	1,178
Gain on sale of real estate assets — continuing operations	**(13,831)**	(34,435)	(38,510)
Net gain on sale of real estate assets — discontinued operations	**(64,907)**	—	—
Gain on sale of real estate assets — joint ventures	**(4,955)**	(271)	—
Impairment loss on technology investments	**—**	1,217	—
Accrual of vested stock awards	**—**	—	1,171
Depreciation and amortization	**41,943**	41,836	38,216
Amortization of deferred settlement on interest rate swap	**(545)**	—	—
Increase in restricted cash	**(814)**	(3,087)	(3,633)
Increase in other assets	**(1,460)**	(996)	(631)
(Decrease) increase in accrued interest payable	**(2,097)**	(696)	711
Increase (decrease) in accounts payable and accrued expenses	**1,932**	(1,107)	(2,187)
(Decrease) increase in security deposits and prepaid rents	**(830)**	(535)	259
Net cash provided by operating activities	**58,301**	66,546	70,968
Cash flows from investing activities:			
Construction of real estate assets and land acquisitions	**(112,839)**	(117,080)	(173,473)
Acquisition of real estate assets	**(17,866)**	—	(33,373)
Proceeds from sale of real estate assets	**139,920**	147,980	105,131
Proceeds from sale of real estate assets — joint ventures	**11,202**	—	—
Capitalized interest	**(10,360)**	(11,080)	(11,117)
Investment in real estate joint venture	**(9,075)**	(4,285)	—
Distribution from real estate joint venture	**540**	—	—
Contribution from historic tax credit venture partner	**600**	—	—
Recurring capital expenditures, net of payables	**(4,530)**	(4,889)	(5,371)
Non-recurring capital expenditures	**(1,088)**	(3,943)	(2,526)
Corporate and other asset additions and office tenant improvements	**(2,162)**	(645)	(439)
Decrease in notes receivable	**68**	119	2,971
Net cash (used in) provided by investing activities	**(5,590)**	6,177	(118,197)
Cash flows from financing activities:			
Net borrowings (repayments) on line of credit	**50,000**	(47,500)	63,500
Proceeds from issuance of mortgage debt	**6,900**	—	48,340
Repayments of unsecured notes	**(41,000)**	—	(15,000)
Borrowings on unsecured medium-term notes	**—**	60,000	52,000
Repayments on unsecured medium-term notes	**—**	(30,000)	(25,000)
Repayments of mortgage debt	**(11,912)**	(5,436)	(8,548)
Repayments of tax exempt bonds	**(340)**	(660)	(1,025)
Payment of deferred financing costs	**(549)**	(1,212)	(2,481)
Proceeds from termination of interest rate swap	**1,510**	—	—
Net proceeds from dividend reinvestment and stock purchase plans	**9,139**	7,673	4,801
Dividends and distributions to unitholders	**(59,455)**	(56,252)	(53,259)
Exercise of stock options	**1,856**	1,014	2,086
Repurchase of common stock	**(2,666)**	(197)	(8,020)
Acquisition of minority interest	**—**	—	(1,759)
Issuance of restricted stock awards	**(597)**	(728)	19
Repayments of employee notes receivable	**2,755**	3,181	1,386
Issuance of employee notes receivable	**(7,813)**	(3,940)	(10,793)
Net cash (used in) provided by financing activities	**(52,172)**	(74,057)	46,247
Net increase (decrease) in cash and cash equivalents	**539**	(1,334)	(982)
Cash and cash equivalents, beginning of year	**1,814**	3,148	4,130
Cash and cash equivalents, end of year	**$ 2,353**	$ 1,814	$ 3,148
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of capitalized interest	**$ 36,589**	$ 40,550	$ 37,938

See notes to consolidated financial statements.

notes to consolidated financial statements

Unless the context otherwise requires, all references to "we," "our" or "us" in this report refer collectively to Summit Properties Inc., a Maryland corporation ("Summit"), and its subsidiaries, including Summit Properties Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"), considered as a single enterprise. Summit is the sole general partner of the Operating Partnership.

1. ORGANIZATION AND FORMATION

Summit Properties Inc. was initially organized as a Maryland real estate investment trust on December 1, 1993 under the Maryland Real Estate Investment Trust Act. We became a Maryland corporation under the General Corporation Law of Maryland on January 13, 1994. On February 15, 1994, we completed an initial public offering of 10 million shares of common stock, par value $0.01 per share. In connection with the initial public offering, we consummated a business combination involving the partnerships which owned 27 communities and the affiliated entities which provided development, construction, management and leasing services to each of the communities prior to the initial public offering. A portion of the proceeds from the initial public offering was used to acquire an economic and voting interest in the Operating Partnership, which was formed to succeed to substantially all of the interests of the property partnerships in the communities and the operations of the Summit entities. We became the sole general partner and the majority owner of the Operating Partnership upon completion of the initial public offering and, accordingly, report our investment in the Operating Partnership on a consolidated basis.

We focus on the development, construction, acquisition and management of luxury apartment communities throughout the Southeast and Mid-Atlantic states and have chosen to focus our current efforts in five core markets consisting of Atlanta, Charlotte, Raleigh, Southeast Florida and Washington, D.C.

2. BASIS OF PRESENTATION

All significant intercompany accounts and transactions have been eliminated in consolidation. The financial statements have been adjusted for the minority interest of holders of common units of limited partnership interest in the Operating Partnership. Minority interest of common unitholders in the Operating Partnership is calculated at the balance sheet date based upon the percentage of common units outstanding owned by partners other than Summit to the total number of common units outstanding. Minority interest of common unitholders in the Operating Partnership earnings is calculated based on the weighted average common units outstanding during the period. Common units can be exchanged by the holder for cash in an amount equal to the fair market value of an equivalent number of shares of Summit common stock, or the Operating Partnership may elect to have us issue, shares of our common stock in exchange for the common units on a one-for-one basis (subject to adjustment). As of December 31, 2002, there were 3,544,466 common units outstanding held by unitholders other than Summit, and the closing market price of our common stock was $17.80 per share.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Real Estate Assets and Depreciation — We record our real estate assets at cost less accumulated depreciation and, if necessary, adjust carrying value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", by reviewing whether the sum of the estimated future net cash flows (undiscounted and without interest charges) from an asset to be held and used is less than the book value of the asset. Assets to be disposed of are recorded at the lower of carrying amount or fair value less costs to sell. No impairment existed as of December 31, 2002.

Expenditures directly related to the acquisition, development and improvement of real estate assets are capitalized at cost as land, buildings and improvements or furniture, fixtures and equipment. Improvements are categorized as either non-recurring or recurring capitalized expenditures. Non-recurring capitalized expenditures primarily consist of the cost of improvements such as new garages, water submeters, gated security access and improvements made in conjunction with major renovations of apartment homes. Recurring capitalized expenditures consist primarily of floor coverings, furniture, appliances and equipment and exterior paint and carpentry. All of these expenditures are capitalized and depreciated over the estimated useful lives of the assets (buildings — 40 years; building improvements — 5 to 15 years; land improvements — 15 years; furniture, fixtures and equipment — 5 to 7 years).

Repairs and maintenance, such as landscaping maintenance, interior painting and cleaning and supplies used in such activities, are expensed as incurred. We record the cost of all repairs and maintenance, including planned major maintenance activities, recurring capital expenditures and non-recurring capital expenditures as incurred and do not accrue for such costs in advance.

Interest costs incurred during the construction period are capitalized and depreciated over the lives of the constructed assets. Interest capitalized was $10.4 million in 2002, $11.1 million in 2001 and $11.1 million in 2000.

We capitalize the cost of our development department to the projects currently under construction at a rate of 3.0% of such construction costs. Such costs are then depreciated over the lives of the constructed assets upon their completion. Such costs capitalized were $3.4 million in 2002, $4.9 million in 2001 and $5.4 million in 2000.

Rental Revenue Recognition — We lease our residential properties under operating leases with terms of generally one year or less. Rental revenue is recognized on the accrual method of accounting as earned, which is not materially different from revenue recognition on a straight-line basis. Our allowance for uncollectible rent was $80,000 at December 31, 2002 and is presented in "Other assets" in our consolidated balance sheets.

notes to consolidated financial statements

We lease our office and retail space under operating leases with terms ranging from two to ten years. Rental revenue for office and retail spaces is recognized on a straight-line basis over the lives of the respective leases. Future minimum rental payments to be received under our current office leases are as follows (in thousands):

2003	$ 1,895
2004	1,899
2005	1,950
2006	1,882
2007	1,724
Thereafter	5,682
	$15,032

Of the amounts listed above, $6.1 million represents amounts to be received from Summit Management Company (the "Management Company"), which performs all management and leasing activities for us, as well as management and leasing activities for third parties.

Cash and Cash Equivalents — For purposes of the statement of cash flows, we consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash — Restricted cash is comprised primarily of proceeds from apartment community sales deposited with a qualified intermediary in accordance with like-kind exchange income tax rules and regulations. Restricted cash also includes resident security deposits, bond repayment escrows and replacement reserve escrows.

Deferred Financing Costs — Deferred financing costs include fees and costs incurred in conjunction with long-term financings and are amortized on the straight-line method over the terms of the related debt, which approximates the effective interest method.

Advertising Costs — We expense advertising costs as incurred.

Equity Method Investments — We consolidate investments, including joint ventures, in which we have control, generally those in which we have a direct voting interest of more than 50%. We record investments in which we exercise significant influence under the equity method in accordance with Accounting Principals Board ("APB") Opinion No. 18, "The Equity Method of Accounting for Common Stock", and AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures."

Per Share Data — Basic earnings per share are computed based upon the weighted average number of shares outstanding during the respective period. The difference between "basic" and "diluted" weighted average shares is the dilutive effect of our stock options outstanding. The number of shares added to weighted average shares outstanding for the diluted calculation was 170,523 in 2002, 310,227 in 2001 and 200,618 in 2000. Dilution caused by these options decreased net income per share by $0.02 in 2002 and 2001 and $0.01 in 2000.

Stock-Based Compensation — We have a Stock Option and Incentive Plan and an Employee Stock Purchase Plan ("ESPP"), which are described more fully in Note 12. Through December 31, 2002, we applied APB No. 25 and related interpretations in accounting for our stock options and ESPP. Accordingly, no compensation cost has been recognized for our stock options granted or shares issued under the ESPP during the years ended December 31, 2002, 2001 and 2000. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," prospectively to all stock options granted, modified, or settled after January 1, 2003 as allowed by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." The ESPP was suspended effective July 2, 2002. The following table reflects the effect on net income and earnings per share had the fair value based method been applied to all options granted in each year (in thousands, except per share amounts):

	2002	2001	2000
Net income as reported	**$91,688**	$56,537	$63,874
Stock-based compensation determined under fair value based method	**(1,452)**	(589)	(432)
Pro forma net income	**$90,236**	$55,948	$63,442
Net income per share as reported — basic	**$ 3.35**	$ 2.11	$ 2.42
Net income per share as reported — diluted	**3.33**	2.09	2.41
Pro forma net income per share — basic	**$ 3.30**	$ 2.09	$ 2.41
Pro forma net income per share — diluted	**3.27**	2.06	2.39

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted and Issued Accounting Pronouncements — In June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144. We adopted SFAS No. 142 on January 1, 2002 and its

notes to consolidated financial statements

adoption had no effect on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144 which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and amends APB No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Along with establishing a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, this standard retains the basic provisions of APB No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity. SFAS No. 144 requires operating results of communities we consider held for sale, as well as those sold, to be included in discontinued operations in our consolidated statements of earnings prospectively from the date of adoption, which was January 1, 2002. Although the adoption of SFAS No. 144 did not have a material impact on our financial position or results of operations for the year ended December 31, 2002, it did have a significant effect on the comparability of amounts presented from year to year on the consolidated statements of earnings.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, and Amendment of FASB Statement No. 13, and Technical Corrections." This statement requires gains and losses from the extinguishment of debt to be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in APB No. 30. The statement also amends SFAS No. 13, "Accounting For Leases," to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as such transactions. Finally, the statement makes certain technical corrections, which the FASB deemed to be non-substantive, to a number of existing accounting pronouncements. The rescission of SFAS Nos. 4, 44 and 64 is effective in 2003. The amendments to SFAS No. 13 are effective for transactions occurring after May 15, 2002, and all other provisions of the statement are effective for financial statements issued on or after May 15, 2002. The effect of adopting SFAS No. 145 for those items already effective did not have a material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148. This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, prospectively to all stock options granted, modified, or settled after January 1, 2003 as allowed by SFAS No. 148. We estimate that the resulting expense recognized in 2003 will not be material to our financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this Interpretation are currently effective and did not affect our financial position and results of operations. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This Interpretation requires that variable interest entities created after January 31, 2003, and variable interest entities in which an interest is obtained after that date, be evaluated for consolidation into an entity's financial statements. This interpretation also applies, beginning July 1, 2003 for us, to all variable interest entities in which an enterprise holds an interest that it acquired before February 1, 2003. We are in the process of evaluating all of our investments and other interests in entities under the provisions of FIN 46 and have not yet determined the effect of its adoption on our financial position and results of operations.

Reclassifications — Certain reclassifications have been made to the 2001 and 2000 financial statements to conform to the 2002 presentation.

4. REAL ESTATE JOINT VENTURES

We own a 25% equity interest in a joint venture named Station Hill, LLC ("Station Hill"), in which we and Hollow Creek, LLC, a subsidiary of a major financial services company, are members. We are entitled to 25% of the joint venture's cash flow based on our equity interest. If certain benchmarks are achieved in the future, we would be entitled to a preferred return in excess of 25% of the cash flow. The operating agreement of the joint venture provides that we will be entitled to 25% of the net proceeds upon liquidation of Station Hill, although our interest in the residual value of the joint venture could increase above or decrease below 25%. Our interest in the residual value of the joint venture could decrease below 25% only if we receive more than 25% of cash flow at any time prior to liquidation. Any such decrease would be limited to the extent of cash flow in excess of 25%. Station Hill currently owns four communities and is accounted for on the equity method of accounting and, therefore, our 25% equity interest is presented in "Loss (income) on equity

notes to consolidated financial statements

investments: Real estate joint ventures" in our consolidated statements of earnings.

The following are condensed balance sheets as of December 31, 2002 and 2001 and condensed statements of earnings for the years ended December 31, 2002 and 2001 for Station Hill. The balance sheets and statements of earnings set forth below reflect the financial position and operations of Station Hill in its entirety, not just our interest in the joint venture. Included in the statement of earnings information below for the year ended December 31, 2001 are the results through the date of disposition of a community formerly known as Summit Station (230 apartment homes), which was sold by Station Hill on August 1, 2001.

(in thousands)	Balance Sheets 2002	2001
Real estate assets, net	**$72,255**	$74,261
Cash and cash equivalents	**370**	901
Other assets	**373**	283
Total assets	**$72,998**	$75,445
Mortgages payable	**$58,731**	$59,536
Other liabilities	**580**	575
Partners' capital	**13,687**	15,334
Total liabilities and partners' capital	**$72,998**	$75,445

(in thousands)	Statements of Earnings 2002	2001
Revenues	**$ 9,927**	$11,829
Expenses:		
Property operating	**3,757**	4,260
Depreciation and amortization	**2,965**	3,071
Interest	**3,960**	4,338
Total expenses	**10,682**	11,669
Net (loss) income before gain on sale of real estate assets	**(755)**	160
Gain on sale of real estate assets	**—**	1,082
Net (loss) income	**$ (755)**	$ 1,242

We formerly owned a 50% interest in a joint venture which developed and operated an apartment community located in Atlanta, Georgia known as The Heights at Cheshire Bridge. This joint venture was accounted for under the equity method of accounting and its operating results are presented in "Loss (income) on equity investments: Real estate joint ventures" in our consolidated statements of earnings. We had the right to purchase our joint venture partner's interest in the joint venture, but decided subsequent to December 31, 2001 not to exercise this option which expired on January 17, 2002. Due to our decision not to purchase our joint venture partner's interest, we were required to make a capital contribution of $6.8 million, which represented 25% of the joint venture's total construction loan amount. We made our contribution on February 15, 2002. This contribution did not change our equity interest in the joint venture. On September 27, 2002, the joint venture sold The Heights at Cheshire Bridge to an unrelated third party and the joint venture was dissolved. We received a preferred return on our capital contribution in the amount of 9% per year compounded annually through the sale date. We were entitled to 50% of the income based on our equity interest, after all preferred return payments were made. Upon dissolution, we recognized a gain of $5.0 million on the sale of the joint venture's assets.

On May 25, 2001, we contributed $4.2 million for a 29.78% interest in a joint venture named SZF, LLC, which owns substantially all of the interests in a limited liability company that is developing, through a third-party contractor, an apartment community in Miami, Florida. The community will consist of 323 apartment homes and 17,795 square feet of office/retail space. The limited liability company has also acquired an adjacent piece of land. The construction costs are being funded through the equity that the joint venture contributed to the limited liability company and by a loan to that company from an unrelated third party. In the event that construction costs exceed the construction loan amount, we have agreed to advance the amount required to fund such costs in excess of the construction loan. This advance accrues a preferential return at the rate of eleven percent (11%) per year to be paid from the distributions from the joint venture. As of December 31, 2002, we had advanced $2.2 million to SZF, LLC. Subsequent to December 31, 2002, we have advanced an additional $6.1 million to SZF, LLC. Upon completion of construction, which is expected to occur during 2004, the joint venture will pay, or refinance, the construction loan. In the event the limited liability company defaults on the construction loan, we have the right, under certain circumstances, to cure the defaults, keep the construction loan in place and complete construction of the community. We are serving as the managing member of the joint venture, which owns substantially all of the limited liability company, and Summit Management Company will be the property management company for the project after construction is completed. This project is accounted for on the equity method of accounting. The balance sheet and income statement information of SZF, LLC is not material to our consolidated financial statements taken as a whole.

On April 1, 2002, we entered into a joint venture with a major financial services institution (the "investor member") to redevelop Summit Grand Parc in Washington, D.C., formerly the United Mine Workers Building, in a manner to permit the use of federal rehabilitation income tax credits. The investor member will contribute approximately $2.2 million in equity to fund a portion of the total estimated costs for the project and will receive a preferred return on this capital investment and an annual asset management fee. As of December 31, 2002, the investor member had contributed $200,000. The investor mem-

notes to consolidated financial statements

ber's interest in the joint venture is subject to put/call rights during the sixth and seventh years after Summit Grand Parc is placed in service. The investor member is obligated to fund the balance of its investment in the joint venture after the completion of a cost certification process which is scheduled to be completed during the first half of 2003. If the cost certification is not completed to the satisfaction of the investor member, then the investor member will be released from its obligations to fund its remaining investment and would be entitled to a refund of any funds previously invested, as well as an agreed upon return of such previously invested funds. In such an event, we would expect to replace this equity investment with funds from other financing sources. This joint venture is consolidated into our financial statements.

On July 24, 2002, we entered into a joint venture with a major financial services institution (the "investor member") to redevelop Summit Roosevelt in Washington, D.C., formerly the Hadleigh apartment hotel, in a manner to permit the use of federal rehabilitation income tax credits. The investor member will contribute approximately $6.6 million in equity to fund a portion of the total estimated costs for the project and will receive a preferred return on this capital investment and an annual asset management fee. As of December 31, 2002, the investor member had contributed $400,000. The investor member's interest in the joint venture is subject to put/call rights during the sixth and seventh years after Summit Roosevelt is placed in service. There are some contingencies remaining (such as final completion of the redevelopment and final certification of the historic renovations by the National Park Service) before the investor member is obligated to fund the balance of its investment in the joint venture. If these contingencies are not met by the agreed upon deadlines, then the investor member will be released from its obligations to fund its remaining investment and would be entitled to a refund of any funds previously invested, as well as an agreed upon return of such previously invested funds. In such an event, we would expect to replace this equity investment with funds from other financing sources. This joint venture is consolidated into our financial statements.

5. PROPERTY MANAGEMENT AND RELATED PARTY TRANSACTIONS

In conjunction with our formation, construction, management and leasing activities for third parties were transferred to the Management Company and its wholly-owned subsidiary, Summit Apartment Builders, Inc. (the "Construction Company").

The Management Company also provides property management services to our communities. Total fees for management services provided to our communities were $6.0 million in 2002, $6.5 million in 2001 and $5.7 million in 2000.

Third party apartment homes under management were 1,105 in 2002, 1,004 in 2001 and 1,723 in 2000. Property management fees from third parties as a percentage of total property management revenues were 11.6% in 2002, 12.4% in 2001 and 16.1% in 2000.

In addition, the Management Company provides management services to apartment communities held by partnerships in which certain of our directors are general partners. The Management Company received management fees of $252,000 in 2002 and $253,000 in each of 2001 and 2000 for the performance of such services.

Construction Company revenue consists of fees on contracts with the Operating Partnership. Revenue from construction contracts was $2.0 million in 2002, $2.7 million in 2001 and $2.5 million in 2000. The Construction Company's profits on these contracts are eliminated in consolidation against our investment in real estate. We had amounts payable to the Construction Company of $3.0 million as of December 31, 2002 and $7.0 million as of December 31, 2001. This amount is included in "Accounts payable and accrued expenses" in the accompanying consolidated balance sheets. Also included in the accompanying consolidated balance sheets under the caption "Other assets" is a receivable from the Construction Company of $334,000 as of December 31, 2002 and $3.0 million as of December 31, 2001 as a result of construction advances.

Summit and the Management Company lease office space from three of our communities. Scheduled rental payments to be received from the Management Company by these three communities through the respective lease expiration dates, the latest of which is September 30, 2010, are $6.1 million.

The Operating Partnership owns 1% of the voting stock and 99% of the non-voting stock of the Management Company. The remaining 99% of voting stock and 1% of non-voting stock are held by one of the Co-Chairmen of our Board of Directors. As a result of this stock ownership, the Operating Partnership has a 99% economic interest and the Co-Chairman has a 1% economic interest in the Management Company. Because of our ability to exercise significant influence, the Management Company is accounted for under the equity method of accounting. The Management Company is not considered material to our consolidated financial statements taken as a whole.

notes to consolidated financial statements

The consolidated statements of earnings of the Management Company and the Construction Company are summarized below (in thousands):

	2002	2001	2000
Revenues:			
Management fees charged to Operating Partnership	**$6,022**	$6,473	$5,735
Third party management fee revenue	**787**	913	1,103
Construction revenue	**2,031**	2,701	2,494
Gain on sale of real estate assets	**—**	—	238
Other revenue	**261**	455	372
Total revenues	**9,101**	10,542	9,942
Expenses:			
Operating	**8,240**	9,177	9,398
Depreciation	**575**	319	313
Amortization	**294**	298	303
Interest	**300**	300	677
Total expenses	**9,409**	10,094	10,691
(Loss) income before extraordinary items	**(308)**	448	(749)
Extraordinary items	**—**	—	(30)
Net (loss) income	**$ (308)**	$ 448	$ (779)

6. NOTES PAYABLE

Notes payable consist of the following (in thousands):

	Interest Rate as of December 31, 2002	Principal Outstanding December 31, 2002	2001
Fixed Rate Debt			
Mortgage Loan	6.76%	**$133,909**	$137,321
Mortgage Loan	8.00%	**8,040**	8,161
Mortgage Notes	6.75% to 7.82%	**126,322**	143,967
Tax Exempt Mortgage Note repaid in 2002	6.95%	**—**	3,918
Total Mortgage Debt		**268,271**	293,367
Unsecured Debt:			
7.87% Medium-Term Notes due December 2003	7.87%	**17,000**	17,000
8.037% Medium-Term Notes due November 2005	8.04%	**25,000**	25,000
7.04% Medium-Term Notes due May 2006	7.04%	**25,000**	25,000
7.59% Medium-Term Notes due March 2009	7.59%	**25,000**	25,000
8.50% Medium-Term Notes due July 2010	8.50%	**10,000**	10,000
7.703% Medium-Term Notes due May 2011	7.70%	**35,000**	35,000
6.63% Notes due October 2003	6.63%	**30,000**	30,000
6.95% Notes due August 2004	6.95%	**50,000**	50,000
7.20% Notes due August 2007	7.20%	**50,000**	50,000
Unsecured notes repaid in 2002	7.21%	**—**	41,000
Total Unsecured Debt		**267,000**	308,000
Total Fixed Rate Debt		**535,271**	601,367
Variable Rate Debt			
Unsecured Credit Facility	LIBOR + 100 bps	**144,000**	94,000
Mortgage Note	LIBOR + 170 bps	**6,900**	—
Tax Exempt Bond	3.05%	**10,565**	22,193
Total Variable Rate Debt		**161,465**	116,193
Total outstanding indebtedness before hedge adjustments		**696,736**	717,560
Hedge adjustments		**5,720**	1,785
Total Outstanding Indebtedness		**$702,456**	$719,345

The one-month London Interbank Offered Rate (LIBOR) as of December 31, 2002 was 1.38%.

notes to consolidated financial statements

Mortgage Loans — The 6.76% mortgage loan requires monthly principal and interest payments on a 20-year, 8-month amortization schedule with a balloon payment due at maturity in October 2008.

The 8.00% mortgage loan requires monthly principal and interest payments on a 30-year amortization schedule with a balloon payment due at maturity in September 2005.

Fixed Rate Mortgage Notes — The fixed rate mortgage notes bear interest at fixed rates ranging from 6.75% to 7.82% and require either monthly interest payments only or monthly interest and principal payments over the lives of the notes which have maturities that range from the year 2005 to 2010. The weighted average interest rate and debt maturity as of December 31, 2002 for these mortgage notes were 7.16% and 5.0 years.

Variable Rate Mortgage Note — The variable rate mortgage note requires interest only payments until its maturity on July 1, 2005. We have two one-year extension options available to us under the variable rate mortgage note.

Medium-Term Notes — On April 20, 2000, we commenced a new program for the sale by the Operating Partnership of up to $250.0 million aggregate principal amount of medium-term notes ("MTNs"), due nine months or more from the date of issuance. We had notes with an aggregate principal amount of $112.0 million outstanding in connection with this MTN program as of December 31, 2002.

On May 29, 1998, we established a program for the sale by the Operating Partnership of up to $95.0 million aggregate principal amount of MTNs due nine months or more from the date of issuance. We had notes with an aggregate principal amount of $25.0 million outstanding in connection with this MTN program as of December 31, 2002. As a result of the commencement of the $250.0 million MTN program, we cannot issue any additional notes under the $95.0 million MTN program.

The medium-term notes require that we comply with certain affirmative, negative and financial covenants. We were in compliance with these covenants as of December 31, 2002.

Unsecured Notes — The unsecured notes consist of $30.0 million of notes due 2003, $50.0 million of notes due 2004 and $50.0 million of notes due 2007. The unsecured notes require semi-annual interest payments until the end of the respective terms. The unsecured notes require that we comply with certain affirmative, negative and financial covenants. We were in compliance with these covenants as of December 31, 2002. The interest rate reflected above for the unsecured notes repaid during 2002 represents the average interest rate of the unsecured notes repaid.

Unsecured Credit Facility — We have a syndicated unsecured line of credit in the amount of $225.0 million which matures on September 26, 2004. The credit facility provides funds for new development, acquisitions and general working capital purposes. Loans under the credit facility bear interest at LIBOR plus 100 basis points. The spread component of the aggregate interest rate will change in the event of an upgrade or downgrade of our unsecured credit rating of BBB- by Standard & Poor's Rating Services and Baa3 by Moody's Investors Service. Amounts are borrowed for thirty, sixty or ninety day increments at the appropriate interest rates for such time period. Therefore, amounts are borrowed and repaid within those thirty, sixty or ninety day periods. The credit facility is repayable monthly on an interest only basis with principal due at maturity of each thirty, sixty or ninety day increment.

The credit facility had an average interest rate of 2.69% in 2002, 4.99% in 2001 and 7.20% in 2000 and an average balance outstanding of $135.9 million in 2002, $113.5 million in 2001 and $119.8 million in 2000. In addition, the maximum outstanding principal amount was $175.0 million in 2002, $146.5 million in 2001 and $174.0 million in 2000. As of December 31, 2002, the outstanding balance of the credit facility was $144.0 million, leaving $81.0 million of remaining availability on the $225.0 million commitment.

The credit facility also provides a bid sub-facility equal to a maximum of fifty percent of the total facility ($112.5 million). This sub-facility provides us with the choice to place borrowings in fixed LIBOR contract periods of thirty, sixty, ninety and one hundred eighty days. We may have up to seven fixed LIBOR contracts outstanding at any one time. Upon proper notifications, all lenders participating in the credit facility may, but are not obligated to, participate in a competitive bid auction for these fixed LIBOR contracts.

On September 27, 2002, we entered into an amendment to the credit agreement related to our unsecured line of credit which modified certain definitions and financial covenants that we are required to meet at the end of each fiscal quarter. We were in compliance with these covenants and all other covenants included in the credit agreement as of December 31, 2002.

Variable Rate Tax Exempt Bond — The average effective interest rate of the variable rate tax exempt bond was 2.90% for the year ended December 31, 2002. This bond bears interest at various rates set by a remarketing agent at the demand note index plus 0.50%, set weekly, or the lowest percentage of prime which allows the resale at a price of par. The bond contains covenants which require that we lease or hold for lease 20% of the apartment homes for moderate-income residents. The bond requires maintenance of a letter of credit or surety bond (credit enhancement) aggregating to $10.8 million as of December 31, 2002. The credit enhancement provides for a principal amortization schedule which approximates a 25-year term during the term of the credit enhancement.

notes to consolidated financial statements

Real estate assets of 20 communities with a net book value of $398.4 million serve as collateral for the various secured debt agreements.

Extraordinary items — The extraordinary items during the year ended December 31, 2002 resulted from prepayment penalties incurred on two mortgages that were repaid during the period. These items are shown in the consolidated statement of earnings net of $36,000, which was allocated to the minority interest of common unitholders in the Operating Partnership. The extraordinary items represent $0.01 per share for the year ended December 31, 2002.

The aggregate maturities of all debt (excluding fair value adjustments of hedged debt instruments) for each of the years ending December 31 are as follows (in thousands):

	Fixed Rate Mortgage Loans	Fixed Rate Mortgage Notes	Fixed Rate Unsecured Notes	Variable Rate Mortgage Note	Tax Exempt Variable Rate Bonds	Unsecured Credit Facility	Total
2003	$ 3,780	$ 1,722	$ 47,000	$ —	$ 220	$ —	$ 52,722
2004	4,044	1,841	50,000	—	220	144,000	200,105
2005	11,944	28,856	25,000	6,900	220	—	72,920
2006	4,467	23,735	25,000	—	220	—	53,422
2007	4,779	21,828	50,000	—	9,685	—	86,292
Thereafter	112,935	48,340	70,000	—	—	—	231,275
	$141,949	$126,322	$267,000	$6,900	$10,565	$144,000	$696,736

7. MINORITY INTEREST

Minority interests of common unitholders consists of the following as of December 31, 2002 and 2001 (in thousands):

	2002	2001
Minority interest of common unitholders in Operating Partnership	**$51,272**	$45,986
Minority interest in three operating communities	**(1,008)**	(494)
	$50,264	$45,492

As of December 31, 2002, there were 30,980,526 common units outstanding, of which 27,436,060, or 88.6%, were owned by Summit and 3,544,466, or 11.4%, were owned by other partners (including certain of our directors).

Proceeds from common stock issued are contributed to the Operating Partnership for an equivalent number of common units. Total common stock issued and related proceeds contributed to the Operating Partnership for an equivalent number of common units was 531,000 shares valued at $11.1 million ($20.91 per share average) for the year ended December 31, 2002 and 406,000 shares valued at $9.0 million ($22.15 per share average) for the year ended December 31, 2001. No individual transaction significantly changed our ownership percentage in the Operating Partnership. Our ownership percentage in the Operating Partnership was 88.6% as of December 31, 2002, 88.4% as of December 31, 2001 and 85.8% as of December 31, 2000.

Under certain circumstances, if the holders of common units request redemption of their units, the Operating Partnership may elect to have us issue shares of our common stock in exchange for those common units on a one-for-one basis (subject to adjustment), or we may purchase those common units for cash. In addition to the amounts set forth in the preceding paragraph, we issued 13,658 shares of common stock in exchange for common units owned by other partners on a one-for-one basis during 2002. The shares exchanged were valued based upon the market price per share of our common stock and had an aggregate value of $285,000. During the year ended December 31, 2001, we exchanged 150,679 shares of common stock valued at $4.0 million for an equivalent number of common units. During the year ended December 31, 2000, we exchanged 55,677 shares of common stock valued at $1.1 million for an equivalent number of common units and exchanged 93,945 common units for cash of $1.8 million.

We issued 66,376 common units at a price of $28.625 per unit as partial consideration for the purchase of a building and parcel of land during the year ended December 31, 2001. During the year ended December 31, 2001, the purchaser of the former Summit Radbourne and Summit Arbors communities exchanged 741,148 common units valued at $17.6 million as partial consideration for such purchase.

Common units issued for the purchase of communities were valued based upon the market price per share of our common stock, as the common units can be exchanged for shares of our common stock on a one-for-one basis (subject to adjustment). We issued 96,455 common units valued at $2.2 million in connection with the purchase of our joint venture partner's interest in each of two communities during August 2000.

notes to consolidated financial statements

8. ACQUISITIONS AND DISPOSITIONS

During the year ended December 31, 2002, we sold eight communities comprising 2,399 apartment homes for an aggregate sales price of $211.8 million, resulting in an aggregate net gain on sale of $78.7 million. The aggregate carrying value of real estate assets sold was $122.4 million. Net proceeds from four of the eight communities, equaling $107.4 million, were placed in escrow with a qualified intermediary in accordance with like-kind exchange income tax rules and regulations. In the event that the proceeds from these property sales are not fully invested in qualified like-kind property during the required time period, a special distribution may be made or company level tax may be incurred. The eight communities sold were the former Summit Breckenridge, Summit New Albany, Summit Pike Creek, Summit Mayfaire, Summit Meadow, Summit Stonefield, Summit Sand Lake and Summit Windsor. For the most part, these communities were located outside of our core markets. The disposition of Summit Breckenridge, Summit New Albany and Summit Pike Creek completed our exit of the Richmond, Virginia, Columbus, Ohio and Wilmington, Delaware markets.

During the year ended December 31, 2002, a joint venture in which we held a 50% interest, sold a community known as The Heights at Cheshire Bridge to an unrelated third party and the joint venture was dissolved.

On July 1, 2002, we acquired a stabilized, luxury apartment community in the Galleria sub-market of Dallas, Texas for cash in the amount of $17.7 million. The community, now known as Summit San Raphael, has 222 apartment homes and was constructed in 1999. The following summary of selected unaudited pro forma results of operations presents information as if the purchase of Summit San Raphael had occurred at the beginning of each period presented. The pro forma information is provided for informational purposes only and is not indicative of results that would have occurred or which may occur in the future (in thousands, except per share amounts):

	Year Ended December 31, 2002	2001	2000
Total revenues	**$158,095**	$170,934	$167,344
Income from continuing operations	**27,414**	48,438	55,630
Net income	**91,917**	57,448	64,477
Income from continuing operations per share:			
Basic	**$ 1.00**	$ 1.81	$ 2.11
Diluted	**0.99**	1.79	2.10
Net income per share:			
Basic	**3.36**	2.14	2.45
Diluted	**3.34**	2.12	2.43

During the year ended December 31, 2001, we sold one parcel of land and nine communities comprising 2,189 apartment homes for an aggregate sales price of $167.6 million, resulting in an aggregate net gain on sale of $34.4 million. Net proceeds from three of the nine communities, equaling $31.7 million, were placed in escrow with a qualified intermediary in accordance with like-kind exchange income tax rules and regulations and were fully invested in qualified like-kind property during the required time period. The parcel of land was located in Richmond, Virginia and the nine communities sold were the former Summit Palm Lake, Summit Arbors, Summit Radbourne, Summit Lofts, Summit Gateway, Summit Stony Point, Summit Deerfield, Summit Walk and Summit Waterford.

During the year ended December 31, 2001, Station Hill, LLC, in which we own a 25% interest, sold a community, the former Summit Station, for $11.9 million. This sale resulted in the recognition of a gain on sale by the joint venture of $1.1 million, of which we recorded $271,000. The purchaser of Summit Station assumed an $8.3 million mortgage and paid the balance of the purchase price in cash.

We did not acquire any communities during the year ended December 31, 2001.

During the year ended December 31, 2000, we sold seven communities comprising 1,676 apartment homes for an aggregate sales price of $103.9 million, resulting in a gain on sale of $38.5 million. Net proceeds from six of the seven disposition communities, equaling $78.1 million, were placed in escrow with a qualified intermediary in accordance with like-kind exchange income tax rules and regulations and were fully invested in qualified like-kind property during the required time period. The communities sold were the former Summit Creekside, Summit Eastchester, Summit Sherwood, Summit River Crossing, Summit Blue Ash, Summit Park and Summit Village.

On August 1, 2000, we purchased our joint venture partner's interest in each of two communities, Summit Shiloh (182 apartment homes) and Summit Sweetwater (308 apartment homes), for an aggregate purchase price of $36.0 million. We formerly owned a 49% interest in each of two separate joint ventures that developed these communities. The acquisitions were primarily financed with the issuance of 96,455 common units valued at $2.2 million and the payment of $33.8 million in cash.

The following summary of selected unaudited pro forma results of operations presents information as if the purchase of our joint venture partner's interest in each of Summit Sweetwater and Summit Shiloh had occurred at the beginning of the year ended December 31, 2000. The pro forma information is provided for informational purposes only and is not indicative of results that

notes to consolidated financial statements

would have occurred or which may occur in the future (in thousands, except per share amounts):

	Year Ended December 31, 2000
Total revenues from continuing operations	$168,093
Income from continuing operations	54,370
Net income	63,218
Net income per share:	
Basic	$ 2.40
Diluted	2.38

In accordance with SFAS No. 144, net income and gain (loss) on disposition of real estate for communities sold or considered held for sale after December 31, 2001 are reflected in our consolidated statements of earnings as "discontinued operations" for all periods presented and those communities sold or considered held for sale prior to December 31, 2001 remain in "continuing operations". In addition, we have determined to separately reflect the assets and liabilities of communities held for sale or sold in the current period as "Net real estate assets — held for sale," "Other assets — held for sale," "Note payable — held for sale," and "Other liabilities — held for sale" in the balance sheets for all periods presented.

Subsequent to December 31, 2002, we executed a contract for the sale of an apartment community, Summit Fairways, located in Orlando, Florida. The assets of Summit Fairways were recorded at the lower of cost or fair value less costs to sell, or $14.9 million, as of December 31, 2002. The net income from Summit Fairways represented 1.0% of our net income for the year ended December 31, 2002. Summit Fairways was sold on March 5, 2003 for $18.8 million as part of our strategy to exit our non-core markets. We expect to use the proceeds from the sale of Summit Fairways to fund future acquisition and development activity. We expect to record a gain resulting from the sale of Summit Fairways.

Below is a summary of discontinued operations for all communities sold during 2002 excluding Summit Breckenridge and joint venture communities, and including Summit Fairways as of December 31, 2002 (in thousands). Summit Breckenridge was properly classified as held for sale prior to January 1, 2002 and, therefore, its operations are included in income from continuing operations.

	Year Ended December 31,		
	2002	2001	2000
Property revenues:			
Rental revenues	**$18,744**	$23,670	$22,784
Other property revenue	**1,457**	1,763	1,730
Total property revenues	**20,201**	25,433	24,514
Property operating and maintenance expense	**7,002**	8,375	7,533
Depreciation	**3,892**	5,148	4,891
Interest and amortization	**1,188**	1,568	1,785
Income from discontinued operations before net gain on disposition of discontinued operations	**8,119**	10,342	10,305
Net gain on disposition of discontinued operations	**64,907**	—	—
Income from discontinued operations before minority interest and extraordinary items	**73,026**	10,342	10,305
Extraordinary items	**(209)**	—	—
Minority interest of discontinued operations	**(8,314)**	(1,332)	(1,457)
Income from discontinued operations, net of minority interest	**$64,503**	$ 9,010	$ 8,848

9. INCOME TAXES

We have maintained, and intend to maintain, our election to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. As a result, we generally will not be subject to federal and state income taxation at the corporate level as long as we distribute annually at least 90% of our taxable income, excluding net capital gains, as defined in the Code, to our stockholders and satisfy certain other requirements. Accordingly, no provision has been made for federal and state income taxes in the accompanying consolidated financial statements.

SFAS No. 109, "Accounting for Income Taxes", requires a public enterprise to disclose the aggregate difference in the basis of its net assets for financial and tax reporting purposes. The carrying value reported in our consolidated financial statements exceeded the tax basis by $296.1 million as of December 31, 2002.

notes to consolidated financial statements

A reconciliation of net income as reported for financial reporting purposes to taxable income available to common stockholders for the year ended December 31, 2002 is as follows:

	Year Ended December 31, 2002
Net income before minority interest of common unitholders in Operating Partnership, dividends to preferred unitholders in Operating Partnership and extraordinary items	$116,239
Excess of financial reporting depreciation over tax depreciation	4,664
Excess of financial gain on sale of real estate assets over taxable gain	(55,124)
Other	(9,400)
Taxable income of the Operating Partnership	56,379
Less: Taxable income allocated to preferred unitholders in Operating Partnership	(12,420)
Less: Taxable income allocated to common unitholders in Operating Partnership	(5,033)
Operating Partnership income allocated to Summit	38,926
Section 754 depreciation	(296)
Taxable income available to common stockholders	$ 38,630

A schedule of per share distributions paid to be reported by stockholders is set forth in the following table:

	Year Ended December 31,					
	2002		2001		2000	
	Amount	**Percentage**	Amount	Percentage	Amount	Percentage
Ordinary income	**$0.80**	**42.3%**	$1.42	77.6%	$1.56	90.0%
20% Long-term capital gain	**0.16**	**8.5%**	0.30	16.4%	0.10	6.0%
Unrecaptured Sec. 1250 gain	**0.59**	**31.2%**	0.11	6.0%	0.07	4.0%
Return of capital	**0.34**	**18.0%**	—	—	—	0.0%
Total distribution per share	**$1.89**	**100.0%**	$1.83	100.0%	$1.73	100.0%

10. NOTES RECEIVABLE FROM EMPLOYEES

Our Board of Directors believes that ownership of our common stock by our executive officers and certain other qualified employees aligns the interests of these officers and employees with the interests of our stockholders. To this end, our Board of Directors approved, and we instituted, a loan program. As a result of recent legislation, we are no longer permitted to make loans to our executive officers and, therefore, new issuances to our executive officers under the loan program have been terminated. Under the terms of the loan program, we lent amounts to certain of our executive officers and other qualified employees to (a) finance the purchase of our common stock on the open market at then-current market prices, (b) finance the payment of the exercise price of one or more stock options to purchase shares of our common stock, or (c) finance the annual tax liability or other expenses of an executive officer related to the vesting of shares of common stock which constitute a portion of a restricted stock award granted to the executive officer. The relevant officer or employee has executed a promissory note and security agreement related to each loan extended. Each outstanding note bears interest at a rate established on the date of the note, is full recourse to the officers and employees and is collateralized by the shares of our common stock which are the subject of the loans. If the market price of Summit's common stock falls materially below the price at which the shares of stock were purchased, the proceeds of the sale of the common stock may not be sufficient to repay the loan. During the three months ended June 30, 2002, we issued $6.7 million of loans to six executive officers. As of December 31, 2002, we had loans receivable in the amount of $19.5 million which were collateralized by 939,586 shares of our common stock valued at $16.7 million. The proceeds from the shares that serve as collateral for the loans would not be sufficient to repay the loans in full. However, since the loans are full recourse, we have the right to collect any additional amount owed directly from the officer or employee to the extent such officer or employee is able to pay such amount. We had loans receivable in the amount of $14.5 million as of December 31, 2001.

11. COMMITMENTS AND CONTINGENCIES

The estimated cost to complete four development projects currently under construction was $75.9 million as of December 31, 2002. Anticipated construction completion dates of the projects range from the second quarter of 2003 to the third quarter of 2005.

notes to consolidated financial statements

We carry terrorism insurance on all communities that serve as collateral for mortgage debt, as well as on two communities which do not serve as collateral for mortgage debt, but which are located in Washington, D.C. The terrorism insurance is subject to coverage limitations, which we believe are commercially reasonable. No assurance can be given that material losses in excess of insurance proceeds will not occur in the future, or that insurance coverage for acts of terrorism will be available in the future.

We rent office space in several locations. Rental expense amounted to $271,000 in 2002, $108,000 in 2001, and $108,000 in 2000 ($871,000 in 2002, $882,000 in 2001 and $848,000 in 2000 including amounts recorded by the Management Company).

Future minimum rental payments to be made for those operating leases (including those of the Management Company) that have initial or remaining non-cancelable lease terms in excess of one year are as follows (in thousands):

Years Ending December 31,	
2003	$ 881
2004	790
2005	813
2006	837
2007	862
Thereafter	2,371
	$6,554

Of the amounts shown above, $6.1 million of the total minimum rental payments are for the Management Company's lease of office space in Summit Grandview, $14,000 of the total minimum rental payments are for our Austin City Team's lease of office space in Summit Las Palmas and $4,000 of the total minimum rental payments are for our Raleigh City Team's lease of office space in Summit Westwood.

In January 2000, the Operating Partnership entered into a real estate purchase agreement with a third-party real estate developer. Under the terms of the agreement, the Operating Partnership has agreed to purchase upon completion a "Class A" mixed-use community, which will be called Summit Brickell, and is located in Miami, Florida. The Operating Partnership will purchase Summit Brickell upon the earlier of one year after construction completion or the achievement of 80% occupancy. The Operating Partnership may extend this closing obligation for six months after the initial purchase period. The Operating Partnership expects to close on the purchase of Summit Brickell in 2003. The final purchase price will be determined based on budgeted construction costs plus a bonus to the developer based on the capitalized income of the property at the time of purchase. In the event there are net cost savings during construction, a portion of such savings will be used to reduce the purchase price and a portion will be paid as an incentive to the developer pursuant to an agreed upon formula. In the event there are net cost overruns during construction, the developer will be responsible for funding such overruns unless those overruns result from design change orders which are requested by the Operating Partnership; such change order overruns will be added to the purchase price. The purchase price is expected to range from $50.5 million to $60.0 million. The purchase of Summit Brickell by the Operating Partnership is subject to customary closing conditions. The Operating Partnership has issued a letter of credit in the amount of $13.0 million, which will serve as a credit enhancement to the developer's construction loan. In the event that any amount under the letter of credit is drawn upon, the Operating Partnership shall be treated as having issued a loan to the developer in the amount of such draw. Any such loan will accrue interest at a rate of eighteen percent (18%) per year.

On May 25, 2001, we contributed $4.2 million for a 29.78% interest in a joint venture named SZF, LLC, which owns substantially all of the interests in a limited liability company that is developing, through a third-party contractor, an apartment community in Miami, Florida. The community will consist of 323 apartment homes and 17,795 square feet of office/retail space. The limited liability company has also acquired an adjacent piece of land. The construction costs are being funded through the equity that the joint venture contributed to the limited liability company and by a loan to that company from an unrelated third party. In the event that construction costs exceed the construction loan amount, we have agreed to advance the amount required to fund such costs in excess of the construction loan. This advance accrues a preferential return at the rate of eleven percent (11%) per year to be paid from the distributions from the joint venture. As of December 31, 2002, we had advanced $2.2 million to SZF, LLC. Subsequent to December 31, 2002, we have advanced an additional $6.1 million to SZF, LLC.

During 2002, we completed the development of Summit Brookwood, a 359 unit apartment community located in Atlanta, Georgia. As of December 31, 2002, we are the lessee under a land lease related to the land on which Summit Brookwood was constructed. We have exercised our purchase option under the land lease to purchase the related land for $10.6 million. We expect to finalize the purchase of the land at Summit Brookwood during 2003 using cash and/or common units in the Operating Partnership as consideration.

We have employment agreements with two of our former executive officers, both of whom resigned from such executive positions, but who remain as employees and have agreed to provide various services to us from time to time through December 31, 2011. Each employment agreement requires that we pay to the former officers a base salary aggregating up to $2.1 million over the period from July 2, 2001 to December 31, 2011 (beginning with calendar year 2002, up to $200,000 on an annual basis). Each employment agreement also requires that we provide participation in our life insurance plan, office space, information sys-

notes to consolidated financial statements

tems support and administrative support for the remainder of each officer's life, and participation in our health and dental insurance plans until the last to die of the officer or such officer's spouse. Either party can terminate the employment agreements, effective 20 business days after written notice is given. The full base salary amount due shall be payable through 2011 whether or not the agreements are terminated earlier in accordance with their terms.

We have employment agreements with all of our executive officers. The employment agreements for two of our executive officers provide for the payment of severance benefits in certain circumstances. For one executive officer, these benefits generally provide for the payment of the executive officer's annual base salary for a period ending on the later of July 1, 2004 or the first anniversary of the termination date of such executive officer's employment. For the other executive officer, if such officer's employment is terminated "without cause," the executive officer will be entitled to receive an amount equal to such officer's monthly salary multiplied by the number of years (pro rated for partial years) that such officer was employed by us prior to such termination. In addition, most of the executive officers have severance agreements that provide for the payment of severance benefits of up to three times such officer's annual base salary and cash bonus in the event of the termination of the officer's employment under certain circumstances following certain "change in control" or "combination transactions" involving a consolidation or merger. The benefits payable under the terms of the severance agreements are subject to reduction by the amount of any severance benefits that may be payable under applicable employment agreements.

We are obligated to redeem each common unit in the Operating Partnership at the request of the holder for cash equal to the fair market value of one share of common stock, except that the Operating Partnership may elect to cause us to acquire each common unit presented for redemption for one share of common stock (subject to adjustment).

12. EMPLOYEE BENEFIT PLANS

Profit Sharing Plan

We have a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code. Employees are eligible to contribute to the plan beginning on the first day of the second calendar quarter after they are employed. Our matching contributions begin on the same date as the employee's contributions and are equal to one-half of each employee's contribution up to a maximum of 3% of each employee's compensation. We made aggregate contributions of $376,000 in 2002, $329,000 in 2001 and $349,000 in 2000.

Stock Option Plan

In 1994, we established the 1994 Stock Option and Incentive Plan under which 1,000,000 shares of our common stock were reserved for issuance. The incentive plan was amended and restated in 1998 to, among other things, increase the number of shares reserved for issuance from 1,000,000 to 3,000,000 shares. The plan provides that the option price shall not be less than the fair market value of the shares at the date of grant. The options have ten-year lives and vest in three or five annual installments on the anniversaries of the date of grant, except for shares granted to our independent directors, which vest on the date of grant. We apply APB Opinion No. 25 and related interpretations in accounting for our stock options. Accordingly, no compensation cost has been recognized for our stock options.

A summary of changes in common stock options for the three years ended December 31, 2002 is as follows:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 1999	1,350,271	$17.81
Granted to employees and directors	241,000	20.02
Exercised	(136,500)	18.01
Forfeited	(186,050)	17.59
Outstanding at December 31, 2000	1,268,721	18.24
Granted to employees and directors	270,000	24.51
Exercised	(63,414)	17.86
Forfeited	(10,700)	16.50
Outstanding at December 31, 2001	1,464,607	19.43
Granted to employees and directors	745,000	22.01
Exercised	(121,600)	18.44
Forfeited	(69,075)	19.15
Outstanding at December 31, 2002	2,018,932	20.45

Exercise prices for options outstanding as of December 31, 2002 ranged from $16.50 to $24.56. The weighted average remaining contractual life of those options is 7.4 years.

Options to purchase 1,003,733, 848,408 and 635,221 shares of common stock were exercisable as of December 31, 2002, 2001 and 2000. The weighted average exercise price for the shares exercisable as of December 31, 2002, 2001 and 2000 was $19.11, $18.82 and $18.35.

The fair value of options granted in 2002 was $1.89 per share and was estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 7.51%, expected volatility of 20.2%, risk free interest rate of 4.71% and expected lives of 5.4 years.

The fair value of options granted in 2001 was $2.06 per share and was estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 8.05%, expected volatility of 20.6%, risk free interest rate of 5.03% and expected lives of 4.8 years.

notes to consolidated financial statements

The fair value of options granted in 2000 was $1.80 per share and was estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 8.98%, expected volatility of 21.1%, risk free interest rate of 6.51% and expected lives of 4.4 years.

In addition, the stock option and incentive plan provides for the grant of stock to employees. We granted 1,773 shares of restricted stock under this plan in 2002. The market value of the restricted stock granted in 2002 totaled $35,000 and was recorded as unamortized restricted stock compensation and is shown as a separate component of stockholders' equity. During 2002, 6,046 shares of restricted stock were surrendered by grantees to satisfy the income tax liability related to the stock grants. We granted 26,184 shares of restricted stock under the plan in 2001. The market value of the restricted stock granted in 2001 totaled $647,000. During 2001, there were 12,202 shares of restricted stock forfeited by employees no longer employed by a Summit entity and 14,933 shares of restricted stock surrendered to satisfy the income tax liability of the grantees related to the restricted stock grants. The aggregate market value of these forfeited and surrendered shares was $503,000 in 2001. We granted 64,499 shares of restricted stock (net of 4,000 shares forfeited and 7,856 shares surrendered to satisfy the income tax liability of grantees) valued at $1.2 million under the plan in 2000. Unearned compensation associated with the restricted stock is being amortized to expense over the vesting periods, which range from three to five years. We recognized expense relative to the stock grants of $173,000 in 2002, $98,000 in 2001 and $300,000 in 2000.

During the year ended December 31, 2001, we issued 94,818 shares of restricted stock valued at $2.4 million pursuant to our Performance Stock Award Plan. One-half of these shares, valued at $1.2 million, vested on January 2, 2001, the date of grant, and was accrued and recorded as a component of stockholders' equity as of December 31, 2000. The remaining balance of $1.2 million was recorded as a component of stockholders' equity during 2001. Grantees surrendered 11,747 shares in 2002 and 18,263 shares in 2001 with a market value of $295,000 during 2002 and $463,000 in 2001 to satisfy their income tax liability associated with the shares issued to them under the Performance Stock Award Plan. The remaining shares vested in two equal annual installments on January 2, 2002 and January 2, 2003.

Employee Stock Purchase Plan

In 1996, we established a non-qualified employee stock purchase plan ("ESPP") which allowed our employees to purchase up to $25,000 of common stock per year. The price of the shares of the common stock purchased was the lesser of 85% of the closing price of such shares either on (a) the first day of each six month purchase period, or (b) the last day of each six month purchase period. Transactions under the ESPP were suspended effective July 2, 2002.

Total shares issued under the plan were 13,933 in 2002, 8,695 in 2001 and 88,848 in 2000. The market value of the shares issued was $341,000 in 2002, $229,000 in 2001 and $1.8 million in 2000. Through December 31, 2002, we applied APB Opinion No. 25 and related interpretations in accounting for our stock options and ESPP. Accordingly, no compensation cost has been recognized for our stock options granted or shares issued under the ESPP during the years ended December 31, 2002, 2001 and 2000. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123 prospectively to all stock options granted, modified, or settled after January 1, 2003. Refer to the table in Note 3 which reflects the effect on net income and earnings per share had the fair value based method been applied to all options granted in each year.

Effective January 1, 2003, we will begin to recognize as an expense the fair value of all options granted on or after January 1, 2003. We estimate that the resulting expense recognized in 2003 will not be material to our financial position and results of operations.

13. DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

We have a dividend reinvestment and stock purchase plan ("DRIP"). Direct stock purchases under the DRIP were suspended effective October 31, 2002 and dividend reinvestment under the DRIP was suspended effective November 15, 2002. The DRIP provided both new investors and existing holders of our stock (including common stock and other classes of stock which may be outstanding from time to time) with a method to purchase shares of common stock under the Stock Purchase Program component of the plan. The plan also permitted stockholders to designate all, a portion or none of the cash dividends on their newly purchased common stock and cash dividends on their existing stock for reinvestment in more shares of common stock through the Dividend Reinvestment Program component of the plan. With respect to reinvested dividends and optional cash payments, shares of common stock were purchased for the plan at a discount ranging from 0% to 5% (established from time to time) from the market price, as more fully described in the prospectus relating to the plan. Common stock was purchased by the plan's agent (Wachovia Bank) directly from us or in open market or privately negotiated transactions, as determined from time to time, to fulfill requirements for the plan.

14. SHAREHOLDER RIGHTS AGREEMENT

On December 14, 1998, our Board of Directors adopted a shareholder rights agreement. In connection with the adoption of the rights plan, our Board of Directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock to stockholders of record as of the close of business on December 15, 1998. Currently, these rights are not exercisable and trade with the shares of our common stock. Under the rights plan, the rights generally become exercisable if a person becomes an "acquiring person" by acquiring 15% or more of our common stock, or if a person commences a tender offer that would result in that person owning 15% or more of our common stock. In the event that a person becomes an "acquiring person," each holder of a right (other than the acquiring person) would be entitled to acquire such number of units of preferred stock (which are equivalent to shares of our common stock) having a value of twice the exercise price of the right.

If we are acquired in a merger or other business combination transaction after any such event, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's common stock having a value of twice the exercise price of the right. The current exercise price per right is $45.00.

The rights will expire at the close of business on December 14, 2008, unless we previously redeem or exchange them as described below. The rights may be redeemed in whole, but not in part, at a price of $0.01 per right (payable in cash, shares of our common stock or other consideration deemed appropriate by our Board of Directors) by our Board of Directors only until the earlier of (a) the time at which any person becomes an "acquiring person" or (b) the expiration date. At any time after any person becomes an "acquiring person," our Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable rights for shares of our common stock at an exchange ratio specified in the rights plan. Our Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of our common stock.

Until a right is exercised, the holder will have no rights as a stockholder (beyond those as an existing stockholder), including the right to vote or to receive dividends.

In connection with the establishment of the rights plan, our Board of Directors approved the creation of preferred stock designated as Series A Junior Participating Cumulative Preferred Stock with a par value of $0.01 per share. Our Board also reserved 350,000 shares of preferred stock for issuance upon exercise of the rights.

15. BUSINESS SEGMENTS

We develop, operate and acquire "Class A" luxury apartment communities primarily in markets with high growth potential. We develop apartments solely for our own use and do not perform development activities for third parties. All of our communities target middle to upper income, prestige-conscious residents who expect outstanding service and the latest in apartment design technology, as well as convenience. Our communities provide amenities including swimming pools, clubhouses, exercise rooms and "Peak Services." Peak Services include, but are not limited to, Same Day Maintenance Service and Emergency Maintenance available 24 hours a day, business services, package acceptance and delivery, a video library and loaner living accessories. All of our communities market themselves through media advertising. Due to the similarities of our communities and their similar economic characteristics as exhibited through similar long-term financial performance, our communities have been aggregated into one reportable segment as allowed in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

16. PREFERRED UNITS

As of December 31, 2002, the Operating Partnership had outstanding 3.4 million preferred units of limited partnership interest designated as 8.95% Series B Cumulative Redeemable Perpetual Preferred Units. These preferred units are redeemable by the Operating Partnership on or after April 29, 2004 for cash at a redemption price equal to the holder's capital account, or at our option, shares of our 8.95% Series B Cumulative Redeemable Perpetual Preferred Stock, or a combination of cash and shares of our 8.95% Series B Cumulative Redeemable Perpetual Preferred Stock. Holders of the Series B preferred units have the right to exchange these preferred units for shares of our Series B preferred stock on a one-for-one basis, subject to adjustment: (a) on or after April 29, 2009, (b) if full quarterly distributions are not made for six quarters, or (c) upon the occurrence of specified events related to the treatment of the Operating Partnership or the preferred units for federal income tax purposes. Distributions on the Series B preferred units are cumulative from the date of original issuance and are payable quarterly at the rate of 8.95% per year of the $25.00 original capital contribution. We made distributions to the holders of the Series B preferred units in the aggregate amount of $7.6 million during each of the years ended December 31, 2002 and 2001.

As of December 31, 2002, the Operating Partnership had outstanding 2.2 million preferred units of limited partnership interest designated as 8.75% Series C Cumulative Redeemable Perpetual Preferred Units. The preferred units are redeemable by the Operating Partnership on or after September 3, 2004 for cash at a redemption price equal to the holder's capital account. The holder of the Series C preferred units has the right to exchange these preferred units for shares of our Series C preferred stock on a one-for-one basis, subject to adjustment: (a) on or after September 3, 2009, (b) if full quarterly distributions are not made for six quarters, (c) upon the occurrence of specified events related to the treatment of the Operating Partnership or the preferred units for federal income tax purposes, or (d) if the holdings in the Operating Partnership of the Series C unitholder exceed 18% of the total profits of or capital interest in the Operating Partnership for a taxable year. Distributions on the Series C preferred units are cumulative from the date of original issuance and are payable quarterly at the rate of 8.75% per year of the $25.00 original capital contribution. We made distributions to the holder of the Series C preferred units in the aggregate amount of $4.8 million during each of the years ended December 31, 2002 and 2001.

notes to consolidated financial statements

17. DERIVATIVE FINANCIAL INSTRUMENTS

We are exposed to capital market risk, such as changes in interest rates. To manage the volatility relating to interest rate risk, we may enter into interest rate hedging arrangements from time to time. On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. The cumulative effect of adopting SFAS No. 133 was not material to our financial statements.

On June 13, 2002, we terminated an interest rate swap with a $30.0 million notional amount. Under SFAS No. 133, as a result of the termination, we de-designated the $30.0 million swap as a fair value hedge against certain fixed rate debt. We will amortize as a reduction of interest expense $1.5 million, which represents the difference between the par value and carrying amount of the fixed-rate debt obligation, over the remaining term of the debt obligation, which matures on December 15, 2003. Interest expense was reduced by $545,000 in 2002 as a result of amortizing this difference.

On June 14, 2002, we entered into an interest rate swap with a notional amount of $50.0 million, relating to $50.0 million of 7.20% fixed rate notes issued under our MTN program. Under the interest rate swap agreement, through the maturity date of August 15, 2007, (a) we have agreed to pay to the counterparty the interest on a $50.0 million notional amount at a floating interest rate of three-month LIBOR plus 241.75 basis points, and (b) the counterparty has agreed to pay to us the interest on the same notional amount at the fixed rate of the underlying debt obligation. The floating rate as of December 31, 2002 was 3.8175%. The fair value of the interest rate swap was an asset of $4.8 million as of December 31, 2002. The swap has been designated as a fair value hedge of the underlying fixed rate debt obligation and has been recorded in "Other assets" in the accompanying balance sheets. We assume no ineffectiveness as the interest rate swap meets the short-cut method conditions required under SFAS No. 133 for fair value hedges of debt instruments. Accordingly, no gains or losses were recorded in income relative to our underlying debt and interest rate swap.

18. COMMON STOCK REPURCHASE PROGRAM

We have a common stock repurchase program, originally approved by our Board of Directors in March of 2000, pursuant to which we are authorized to purchase up to an aggregate of $56.0 million of currently issued and outstanding shares of our common stock. All repurchases have been, and will be, made on the open market at prevailing prices or in privately negotiated transactions. This authority may be exercised from time to time and in such amounts as market conditions warrant. The following is a summary of stock repurchases under the common stock repurchase program (dollars in thousands, except per share amounts):

Year ended December 31,	Number of Shares Repurchased	Value of Shares Repurchased	Average Price per Share of Shares Repurchased
2000	279,400	$ 5,533	$19.80
2001	8,800	197	22.38
2002	151,300	2,666	17.62
Total as of December 31, 2002	439,500	8,396	19.10
Subsequent to December 31, 2002	422,200	7,472	17.70
Total as of March 5, 2003	861,700	$15,868	$18.41

We had $40.1 million of remaining availability for repurchases under the program as of March 5, 2003.

19. IMPAIRMENT LOSS

Management considers events and circumstances that may indicate impairment of an investment, including operating performance and cash flow projections. In 2001, management determined that our investments in BroadbandNOW!, Inc. and YieldStar Technology LLC were impaired and that such impairment was other than temporary. As a result, we recorded an impairment loss in the amount of $1.2 million, which represents our entire investment in these two technology companies. We have no other technology company investments.

20. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities for the years ended December 31, 2002, 2001 and 2000 are as follows:

A. We sold eight communities during the year ended December 31, 2002. The purchaser of one of the communities assumed the related outstanding debt balance associated with such community of $11.3 million.

B. We sold nine communities during the year ended December 31, 2001. The respective purchasers of two of the communities assumed the related outstanding debt balances associated with such communities of $16.4 million in the aggregate. The respective purchaser of two of the communities redeemed 741,148 common units valued at $17.6 million as partial consideration in the transaction.

C. We purchased our joint venture partner's interest in each of two communities during the year ended December 31, 2000 at an aggregate purchase price of $36.0 million. The acquisitions were primarily financed with the issuance of 96,455 common units in the aggregate valued at $2.2 million as well as the payment of $33.8 million in cash in the aggregate.

notes to consolidated financial statements

D. We granted 1,773 shares of restricted stock valued at $35,000 during 2002. There were 6,046 shares of restricted stock surrendered to satisfy the income tax liability of grantees during 2002. We granted 26,184 shares of restricted stock valued at $647,000 during 2001. There were 12,202 shares of restricted stock forfeited and 14,933 shares of restricted stock surrendered to satisfy the income tax liability of the grantees during 2001. The aggregate value of shares forfeited and surrendered in 2001 was $503,000. We granted 64,499 shares of restricted stock (net of 4,000 shares forfeited and 7,856 shares surrendered to satisfy the income tax liability of the grantees) valued at $1.2 million in 2000.

E. We issued 13,658 shares of common stock in exchange for 13,658 common units during the year ended December 31, 2002. The value of these shares of common stock was $285,000. We issued 150,679 shares of common stock in exchange for 150,679 common units during the year ended December 31, 2001. The value of these shares of common stock was $4.0 million. We issued 55,677 shares of common stock in exchange for 55,677 common units during the year ended December 31, 2000. The value of these shares of common stock was $1.1 million.

F. We accrued dividends and distributions payable of $10.5 million as of December 31, 2002, $14.2 million as of December 31, 2001 and $13.5 million as of December 31, 2000.

21. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop the related estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented are based on information available to management as of December 31, 2002 and 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively re-valued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented.

Cash and cash equivalents, rents receivable, accounts payable, accrued expenses, security deposits, other liabilities, tax exempt bond indebtedness and our credit facility are carried at amounts which reasonably approximate their fair values as of December 31, 2002 and 2001 due to either the short-term nature or variable interest rates associated with such balances.

Fixed rate mortgage debt and fixed rate unsecured notes with a carrying value of $535.3 million had an estimated aggregate fair value of $587.1 million as of December 31, 2002. Fixed rate mortgage debt and fixed rate unsecured notes with a carrying value of $601.4 million had an estimated aggregate fair value of $625.2 million as of December 31, 2001. Rates currently available to us for debt with similar terms and maturities were used to estimate the fair value of this debt. The fair market value of long-term fixed rate debt is subject to changes in interest rates. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise.

The fair value of the interest rate swap described in footnote 17, "Derivative Financial Instruments," was $4.8 million as of December 31, 2002.

22. GEOGRAPHIC CONCENTRATION (UNAUDITED)

Our 51 completed communities are located in the following markets:

Market	Number of Apartment Homes	Apartment Homes - % of Portfolio	2002 % of Revenues
Washington, D.C.	2,406	16%	20%
Atlanta, Georgia	3,275	21%	19%
Southeast Florida	1,715	11%	15%
Raleigh, North Carolina	2,582	17%	14%
Charlotte, North Carolina	1,901	12%	12%
Dallas, Texas	1,581	10%	9%
Austin, Texas	856	6%	5%
Orlando, Florida	510	3%	3%
San Antonio, Texas	250	2%	2%
Philadelphia, Pennsylvania	352	2%	1%
	15,428	100%	100%

notes to consolidated financial statements

23. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information for the years 2002 and 2001 is as follows (in thousands, except per share amounts):

	Year Ended December 31, 2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$39,449	$39,113	$38,533	$39,826
Income from continuing operations before gain on sale of real estate assets, minority interest of common unitholders in Operating Partnership, dividends to preferred unitholders in Operating Partnership and extraordinary items	6,578	6,669	5,749	5,431
Income from discontinued operations before gain on sale of real estate assets, minority interest of common unitholders in Operating Partnership and extraordinary items	2,555	2,388	1,955	1,221
Gain on sale of real estate assets, including joint ventures	—	9,634	22,323	51,736
Minority interest of common unitholders in Operating Partnership	693	1,784	3,070	6,273
Dividends to preferred unitholders in Operating Partnership	3,105	3,105	3,105	3,105
Net income	5,336	13,802	23,848	48,702
Net income per share — basic(1)	0.20	0.50	0.87	1.77
Net income per share — diluted(1)	0.19	0.50	0.86	1.76

	Year Ended December 31, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$42,532	$43,545	$43,131	$39,325
Income from continuing operations before gain on sale of real estate assets, minority interest of common unitholders in Operating Partnership, dividends to preferred unitholders in Operating Partnership and extraordinary items	9,949	9,768	8,860	4,908
Income from discontinued operations before gain on sale real estate assets and minority interest of common unitholders in Operating Partnership	2,538	2,648	2,568	2,588
Gain on sale of real estate assets	—	10,782	2,788	20,865
Minority interest of common unitholders in Operating Partnership	1,327	2,658	1,296	3,078
Dividends to preferred unitholders in Operating Partnership	3,105	3,105	3,105	3,105
Net income	8,055	16,217	10,087	22,178
Net income per share — basic	0.30	0.61	0.38	0.82
Net income per share — diluted(1)	0.30	0.60	0.37	0.81

(1) The total of the four quarterly amounts for these captions does not equal net income per share for the year presented. The difference is due to the use of a weighted average to compute the number of shares outstanding for each quarter and for the year.

board of directors and executive officers

BOARD OF DIRECTORS

James M. Allwin (a)(b)
President, Aetos Capital

Henry H. Fishkind (a)(b)
Founder and President,
Fishkind & Associates, Inc.

James H. Hance, Jr. (a)(b)
Vice Chairman and Chief Financial Officer,
Bank of America Corporation

Steven R. LeBlanc
President and Chief Executive Officer,
Summit Properties Inc.

William B. McGuire, Jr.
Co-Chairman of the Board of Directors,
Summit Properties Inc.

William F. Paulsen
Co-Chairman of the Board of Directors,
Summit Properties Inc.

Nelson Schwab, III (a)(b)
Managing Partner,
Carousel Capital

Wendy P. Riches (a)(b)
Former President, ARC Worldwide

EXECUTIVE OFFICERS

Steven R. LeBlanc
President and Chief Executive Officer

Michael L. Schwarz
Executive Vice President and
Chief Operating Officer

Gregg D. Adzema
Executive Vice President and
Chief Financial Officer

Douglas E. Brout
Executive Vice President – Investments

Randall M. Ell
Executive Vice President – Property Operations
President, Summit Management Company

Keith L. Downey
Executive Vice President – Construction
President, Summit Apartment Builders, Inc.

(a) Audit Committee
(b) Compensation Committee

corporate information

CORPORATE HEADQUARTERS

Summit Properties Inc.
309 East Morehead Street, Suite 200
Charlotte, North Carolina 28202
Telephone (704) 334-3000
Facsimile (704) 334-4496
email@summitproperties.com
www.summitproperties.com

REGIONAL OFFICES

Washington, D.C.
6500 Rock Spring Drive, Suite 100
Bethesda, Maryland 20817
Telephone (301) 530-8800
Facsimile (301) 530-7636

Southeast Florida
One Financial Plaza, Suite 1910
Fort Lauderdale, Florida 33394
Telephone (954) 766-8834
Facsimile (954) 766-8843

Atlanta, GA
3625 Brookside Parkway, Suite 335
Alpharetta, Georgia 30022
Telephone (678) 451-1035
Facsimile (678) 451-1036

Raleigh, NC
2114 Summit Ridge Loop
Morrisville, North Carolina 27560
Telephone (919) 460-0101
Facsimile (919) 460-0209

Texas
5701 MoPac Expressway South, #2022
Austin, Texas 78749
Telephone (512) 358-8555
Facsimile (512) 358-8558

INDEPENDENT AUDITORS

Deloitte & Touche, LLP

COUNSEL

Goodwin Procter, LLP
Kennedy Covington Lobdell & Hickman, L.L.P.

ANNUAL MEETING

The annual shareholders' meeting of Summit Properties will be held at 11:00am on May 13, 2003, at Summit Grandview, 309 East Morehead Street, Suite 200, Charlotte, NC.

ADDITIONAL INFORMATION

Analysts, investors and others seeking financial data on the Company should contact Gregg Adzema or Katharine Briggs at Summit Properties, Charlotte, North Carolina. Phone (704) 334-3000 or email at email@summitproperties.com. Additional information can also be obtained through the Company's website at www.summitproperties.com.

A copy of the annual report on Form 10-K of Summit Properties Inc. filed with the Securities and Exchange Commission may be obtained without charge by writing to the Company at its corporate headquarters.

TRANSFER AGENT AND REGISTRAR

Wachovia Bank
Corporate Trust Group
1525 West WT Harris Boulevard, Bldg. No. 3C3
Charlotte, North Carolina 28288-1153
Telephone (800) 829-8432
Facsimile (704) 590-7618

STOCK LISTING

The common shares of Summit Properties are traded on the New York Stock Exchange (NYSE) under the symbol SMT.

On March 3, 2003, the last reported sale price of common stock on the NYSE was $17.69 and there were 1,224 holders of record of 27,028,912 shares of the Company's common stock.

QUARTERLY STOCK PRICE AND DIVIDEND

2002	HIGH	LOW	DIVIDEND
First Quarter	$ 25.23	$ 21.65	$ .4750
Second Quarter	25.85	22.23	.4750
Third Quarter	23.13	19.08	.4750
Fourth Quarter	19.38	16.72	.3375

2001	HIGH	LOW	DIVIDEND
First Quarter	$ 25.87	$ 22.87	$ .4625
Second Quarter	26.83	23.42	.4625
Third Quarter	27.19	24.95	.4625
Fourth Quarter	26.27	22.42	.4625

SMT LISTED NYSE

The New York Stock Exchange Symbol for Summit Properties Inc.

NAREIT

A Member of the National Association of Real Estate Investment Trusts, Inc.

REAL ESTATE AWARD

Four-time winner of the "National Customer Service Award for Excellence" from CEL & Associates, Inc.

SUMMIT.
PROPERTIES

309 East Morehead Street, Suite 200 Charlotte, North Carolina 28202

ph 704/334-3000 fx 704/334-4496 www.summitproperties.com